AGREEMENT AND PLAN OF MERGER

among

INFOSHINE TECHNOLOGY LIMITED

BEST ELITE INTERNATIONAL LIMITED

and

UNITED MICROELECTRONICS CORPORATION

Dated as of April 29, 2009

TABLE OF CONTENTS

Page

ARTICLE I THE MERGER

Section 1.1. The Merger

Section 1.2. Effective Time

Section 1.3. Effect of the Merger

Section 1.4. Articles of Incorporation

Section 1.5. Directors, Supervisors and Officers

Section 1.6. Conversion of Company Capital Share; Merger Consideration

Section 1.7. Cancellation of Treasury Shares

Section 1.8. Working Capital

Section 1.9. Surrender and Exchange of Certificates

Section 1.10. Further Ownership Rights in Company Capital Share

Section 1.11. Closing

Section 1.12. UMC Dissenting Shares

ARTICLE II REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND BEST ELITE

Section 2.1. Organization and Qualification; Subsidiaries

Section 2.2. Memorandum and Articles of Association

Section 2.3. Capitalization

Section 2.4. Authority; Enforceability

Section 2.5. No Conflict; Required Filings and Consents

Section 2.6. Material Contracts

Section 2.7. Compliance with Laws; Permits and Licenses

Section 2.8. Financial Statements

Section 2.9. Absence of Certain Changes or Events

Section 2.10. No Undisclosed Liabilities

Section 2.11. Absence of Litigation

Section 2.12. Employee Benefit Plans

Section 2.13. Employment and Labor Matters

Section 2.14. Absence of Restrictions on Business Activities

Section 2.15. Title to Assets; Leases

Section 2.16. Taxes

Section 2.17. Intellectual Property

Section 2.18. Environmental Matters

Section 2.19. Insurance

Section 2.20. No Restrictions on the Merger; Takeover Statutes

Section 2.21. Brokers

Section 2.22. Certain Business Practices

Section 2.23. Interested Party Transactions

ARTICLE III REPRESENTATIONS AND WARRANTIES OF UMC

Section 3.1. Organization and Qualification

Section 3.2. Articles of Incorporation

Section 3.3. Capitalization

Section 3.4. Authority; Enforceability

Section 3.5. No Conflict; Required Filings and Consents

Section 3.6. Absence of Litigation

Section 3.7. Brokers

Section 3.8. SEC Reports

ARTICLE IV CONDUCT OF BUSINESS PENDING THE MERGER

Section 4.1. Conduct of Business by the Company Pending the Merger

Section 4.2. No Solicitation of Other Proposals

Section 4.3. Best Elite Shareholder Approvals

Section 4.4. PRC Shares

Section 4.5. Preparation of Proxy Statement

Section 4.6. UMC Shareholder Approvals

Section 4.7. Access to Information; Confidentiality

Section 4.8. Reasonable Efforts; Further Assurances

Section 4.9. Notification of Certain Matters; Certain Consents

Section 4.10. Public Announcements

Section 4.11. Takeover Statutes

Section 4.12. Registration Rights Agreement

Section 4.13. Negative Covenant by Best Elite

Section 4.14. Shares Buyback

Section 4.15. Direct Holding of PRC Subsidiaries

Section 4.16. Joint and Several Obligations

Section 4.17. Listing

Section 4.18. ADS Conversion Program

Section 4.19. Minimum Cash Requirement

ARTICLE V CONDITIONS OF MERGER

Section 5.1. Conditions to Obligation of Each Party to Effect the Merger

Section 5.2. Additional Conditions to Obligations of UMC

Section 5.3. Additional Conditions to Obligations of the Company

ARTICLE VI TERMINATION, AMENDMENT AND WAIVER

Section 6.1. Termination

Section 6.2. Effect of Termination

Section 6.3. Fees and Expenses

Section 6.4. Amendment

Section 6.5. Waiver

Section 6.6. Consent and Notice

Section 6.7. Change of Participating Entity

ARTICLE VII INDEMNIFICATION

Section 7.1. Survival

Section 7.2. Indemnification

Section 7.3. Notice; Third-Party Claims

Section 7.4. Adjustment to Purchase Price

ARTICLE VIII GENERAL PROVISIONS

Section 8.1. Notices

Section 8.2. Disclosure Schedules

Section 8.3. Certain Definitions

Section 8.4. Interpretation

Section 8.5. Severability

Section 8.6. Entire Agreement

Section 8.7. Assignment

Section 8.8. Parties in Interest

Section 8.9. Failure or Indulgence Not Waiver; Remedies Cumulative

Section 8.10. Governing Law; Enforcement

Section 8.11. Third Party Beneficiaries

Section 8.12. Counterparts

Index of Defined Terms

S.CONTAction	8.3
Acquisition Proposal	4.2	(a)
ADS Conversion Program	4.18
Affiliate	8.3
Affiliated Group	2.16	(d)
Agreement	Preamble
Approvals	2.1	(a)
Balance Sheet Date	8.3
Best Elite	Preamble
Best Elite Ordinary Share	8.3
Best Elite Shareholder Approvals	4.3
Best Elite’s Statement	1.8	(a)
Business Day	8.3
Cash Consideration 1.6(d	1.6	(d)
Certificates	1.9	(b)
Closing	1.11
Closing Date	1.11
Company	Preamble
Company Capital Share	1.6	(a)
Company Disclosure Schedule	8.3
Company Material Adverse Change	8.3
Company Material Adverse Effect	8.3
Company Representatives	4.2	(a)
Confidentiality Agreement	4.7	(b)
Contract	8.3
Control	8.3
Court	8.3
Effective Time	1.2
End Date	6.1	(b)
Environmental Laws	2.18	(b)
Entrusted Best Elite Ordinary Share	1.6	(a)
Estimated Working Capital	1.8	(a)
Exchange Act	Preamble to Article III
Force Majeure	8.3
Force Majeure Related Company Material Adverse Effect	8.3
Force Majeure Related Material Adverse Effect	8.3
Force Majeure Related UMC Material Adverse Effect	8.3
Financial Statements `	2.8
Final Determination Date	1.6	(b)
Final Working Capital	1.8	(a)
Governmental Authority	8.3
IFRS	2.8
Investment Commission	1.6	(b)
Indebtedness	8.3
Intellectual Property	8.3
Knowledge	8.3
Law	8.3
Lien	8.3
Litigation	8.3
Losses	7.2	(a)
Material Contracts	2.6	(a)
Materials of Environmental Concern	2.18	(b)
Merger	Recitals
Merger Consideration	1.6	(a)
Neutral Firm	1.8	(a)
Order	8.3
Ordinary Share Consideration	1.6	(a)
Person	8.3
PRC Share	4.4
PRC Subsidiaries	4.15
Proxy Statement	4.5	(a)
Real Property	2.15	(b)
Regulation	8.3
ROC	Preamble
ROC Approvals	8.3
ROC Fair Trade Act	8.3
ROC Law Required Disclosed Exchange Ratio.	1.6	(a)
SEC	Preamble to Article III
Securities Act	2.3	(c)
Series A-1 Consideration	1.6	(a)
Series A-1 Preferred	8.3
Series B Consideration	1.6	(a)
Series B Director 5.2(	5.2	(a)
Series B Preferred	8.3
Series B-1 Consideration	1.6	(a)
Series B-1 Preferred	8.3
Software	8.3
Share Consideration	1.6	(d)
Share Issuance	8.3
Shareholder	1.6	(a)
Subsidiary	8.3
Surviving Corporation	1.1
Systems	8.3
Tax	2.16
Tax Returns	2.16
Taxes	2.16
TSEC	1.9	(a)
UMC	Preamble
UMC ADSs	1.6	(a)
UMC Disclosure Schedule	8.3
UMC Indemnified Person	7.2	(a)
UMC Material Adverse Effect	8.3
UMC Ordinary Shares 1.	1.6	(a)
UMC Representatives	4.7	(a)
UMC SEC Documents Pre	Preamble to Article III
UMC Shareholder Approvals	4.6

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of April 29, 2009 (this “Agreement”), among United Microelectronics Corporation (“UMC”), a company limited by shares incorporated under the laws of the Republic of China (the “ROC”), Infoshine Technology Limited (the “Company”), a company with limited liability incorporated under the laws of the British Virgin Islands, and Best Elite International Limited (“Best Elite”), a company with limited liability incorporated under the laws of the British Virgin Islands and the sole shareholder of the Company.

WHEREAS, the Boards of Directors of UMC, the Company and Best Elite have each approved the merger (the “Merger”) of the Company with and into UMC, upon the terms and subject to the conditions set forth herein and in accordance with the ROC Company Act, the ROC Business Merger and Acquisition Act and the British Virgin Islands Business Companies Act, as amended, which Merger will result in, among other things, UMC being the surviving corporation;

WHEREAS, the Boards of Directors of UMC, the Company and Best Elite have each (i) approved and declared the Merger advisable upon the terms and subject to the conditions set forth in this Agreement and (ii) recommended the approval of the Merger and this Agreement by the shareholders of UMC, the Company or Best Elite, as applicable;

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, UMC, the Company and Best Elite hereby agree as follows:

ARTICLE I
THE MERGER

Section 1.1.   The Merger. At the Effective Time and subject to and upon the terms and conditions of this Agreement, (a) the Company shall be merged with and into UMC, (b) the separate corporate existence of the Company shall cease, and (c) UMC shall, as the surviving corporation in the Merger, continue its existence under the laws of the ROC. UMC as the surviving corporation after the Merger is hereinafter sometimes referred to as the “Surviving Corporation”. The Chinese name of the Surviving Corporation shall be “Â“ÈAëŠ×Ó1É•ÝÓÐÏÞ1«Ë3/4” and its English name shall be “United Microelectronics Corporation.” The Merger shall constitute a merger pursuant to the ROC Business Merger and Acquisition Act.

Section 1.2.   Effective Time. At the Closing, the parties hereto shall cause the Merger to be consummated (the date and time of such consummation being the “Effective Time”). Subject to the terms and conditions of this Agreement, the Effective Time shall be the Closing Date, and is expected to occur on or before December 31, 2009 (unless extended to March 31, 2010 pursuant to Section 6.1(b)).

Section 1.3.   Effect of the Merger. Without limiting the foregoing, from and after the Effective Time, the Surviving Corporation shall have all the properties, rights, privileges, purposes, and powers and debts, duties, and liabilities of the Company.

Section 1.4.   Articles of Incorporation. Following the Effective Time, the articles of incorporation of UMC shall be the articles of incorporation of the Surviving Corporation until thereafter changed or amended in accordance with the provisions thereof and applicable Law.

Section 1.5.   Directors, Supervisors and Officers. The directors and supervisors of UMC immediately prior to the Effective Time shall be the directors and supervisors of the Surviving Corporation, each to hold office in accordance with the articles of incorporation of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s articles of incorporation. The officers of UMC immediately prior to the Effective Time shall be the officers of the Surviving Corporation.

Section 1.6.   Conversion of Company Capital Share; Merger Consideration. At the Effective Time, by virtue of the Merger and without any action on the part of the parties hereto:

(a) Subject to the provisions of this Article I, all capital shares of the Company issued and outstanding immediately prior to the Effective Time, which shall consist of one (1) ordinary share with a par value of US$1.00 per share (the “Company Capital Share”), will be cancelled and converted automatically into the right to receive the Merger Consideration. The holder of the Company Capital Share (such sole shareholder of the Company, the “Shareholder”) shall cease to have any rights with respect thereto, except the right to receive, subject to this Article I, the applicable consideration to be paid upon surrender of each Certificate in accordance with Section 1.9 hereof. The “Merger Consideration” shall in the aggregate equal and be no more than US$284,856,229, which may be composed of (i) cash in a maximum amount equal to the Merger Consideration, (ii) newly issued ordinary shares of UMC (“UMC Ordinary Shares”) in a maximum of 1,095,549,105 UMC Ordinary Shares and (iii) if permitted by applicable Law and rules of relevant stock exchanges, American depositary shares of UMC, each representing five (5) UMC Ordinary Shares (“UMC ADSs”), in a maximum of 134,009,304 UMC ADSs. The consideration for the Company Capital Share shall be the combination of cash, UMC Ordinary Shares and UMC ADSs, if any, and shall equal the Merger Consideration (the “ROC Law Required Disclosed Exchange Ratio”). For purpose of determining the number of UMC Ordinary Shares or UMC ADSs to be received by the Shareholder, the value per UMC Ordinary Share shall equal US$0.2600 and the price per UMC ADS shall equal US$2.1256. The valuation of the Merger Consideration is based on the book value of the Company on a consolidated basis, recent trading prices of UMC Ordinary Shares and UMC ADSs, the Company’s market value, technical capability and operational condition, future profitability and potential development, among certain other factors.

The holders of the following securities shall have the right to receive from Best Elite at or immediately following the Closing Date the following, via any method permitted by applicable Laws: (i) each Best Elite Ordinary Share issued and outstanding immediately prior to the Effective Time other than the Best Elite Ordinary Shares held in a trust for the benefit of UMC (the “Entrusted Best Elite Ordinary Shares”) shall entitle its holder to receive the Ordinary Share Consideration, (ii) each Series A-1 Preferred, shall entitle its holder to receive the Series A-1 Consideration, (iii) each Series B Preferred, shall entitle its holder to receive the Series B Consideration, and (iv) each Series B-1 Preferred, shall entitle its holder to receive the Series B-1 Consideration. The “Ordinary Share Consideration” shall equal US$0.2147, without interest. The “Series A-1 Consideration” shall equal US$0.3011, without interest. The “Series B Consideration” shall equal US$0.6625, without interest. The “Series B-1 Consideration” shall equal US$0.6625, without interest. Payment of the above considerations shall be funded from the Merger Consideration received by the Shareholder. The Merger Consideration shall be distributed by Best Elite first to (x) satisfy the rights of the holders of the Best Elite Ordinary Shares (other than the Entrusted Best Elite Ordinary Shares), Series A-1 Preferred, Series B Preferred and Series B-1 Preferred to receive their respective considerations to be funded from the Merger Consideration under this Agreement and then to (y) any debt of Best Elite incurred prior to the Closing Date, which in no event shall be assumed by UMC or the Surviving Corporation. The portion of the Merger Consideration described in clause (x) above may be composed of a combination of cash, UMC Ordinary Shares and UMC ADSs, if any.

(b) The Company and UMC shall agree upon the final amount of cash, UMC Ordinary Shares and UMC ADSs to be received by the Shareholder as soon as possible after the date hereof, but in any event no later than ten (10) Business Days prior to UMC’s submission of its application with the Investment Commission of the Ministry of Economic Affairs (the “Investment Commission”) in connection with the transactions contemplated hereunder (the “Final Determination Date”); provided that the allocation and form of consideration to be received by holders of the Series B Preferred and Series B-1 Preferred hereunder supplied by the Company shall not be subject to UMC’s agreement. In the event that such parties fail to reach an agreement in part or in full by the Final Determination Date, such parties shall be deemed to have agreed that the unspecified portion of the Merger Consideration shall be paid in cash for purpose of this Agreement.

(c) UMC will tentatively issue up to 1,095,549,105 UMC Ordinary Shares, including those being represented by UMC ADSs, subject to any adjustment pursuant to this Agreement. After the consummation of the Merger, the total paid-in capital of the Surviving Corporation will tentatively be NT$140,833,204,200, divided into 14,083,320,420 UMC Ordinary Shares.

(d) The UMC Ordinary Shares and, if applicable, UMC ADSs constituting a portion of the Merger Consideration are referred to herein as the “Share Consideration”. The cash constituting a portion of the Merger Consideration is referred to herein as the “Cash Consideration”.

(e) In the event that any of the Governmental Authorities of the ROC requests a change to the ROC Law Required Disclosed Exchange Ratio or there is a need to change the ROC Law Required Disclosed Exchange Ratio so as to obtain the ROC Approvals, the representatives of UMC and the Company may discuss and agree upon such change, as authorized by their respective Boards of Directors and, in the case of the Company only, as further authorized by holders representing at least eighty five percent (85%) of the issued and outstanding Series B Preferred.

Section 1.7.   Cancellation of Treasury Shares. Each capital share of the Company owned by the Company or any direct or indirect Subsidiary of the Company, if any, immediately prior to the Effective Time, shall be canceled and extinguished without any conversion thereof and no payment or distribution shall be made with respect thereto.

Section 1.8.   Working Capital.

(a) UMC shall have an opportunity to fully investigate and substantiate Best Elite’s good faith estimate of the working capital (that is, current assets minus current liabilities, in each case as defined under IFRS) (“Estimated Working Capital”) of Best Elite and its consolidated subsidiaries at March 31, 2009, subject to applicable accounting principles, methodologies, procedures and classifications (“Best Elite’s Statement”) and copies of all documentary evidence reasonably necessary or helpful to substantiate such calculation for a period of ninety (90) days from the date hereof, during which period UMC and its agents shall have reasonable access, during normal business hours and upon reasonable notice, to the books and records, the financial systems and finance personnel and any other relevant information of Best Elite to the extent reasonably necessary to review the Best Elite’s Statement, and the Company agrees to cause Best Elite to, and Best Elite shall, promptly and fully cooperate in any such process as reasonably requested by UMC. The “Final Working Capital” shall have the meaning and determined in accordance with the following clauses of this Section 1.8. If UMC agrees in writing with Best Elite’s estimate, such estimate shall be the Final Working Capital. If UMC contests such estimate, the parties shall discuss and negotiate in good faith to resolve any dispute and agree upon the Final Working Capital. If the parties are unable to resolve such dispute by the Closing Date, the matter will be submitted for resolution to an internationally-recognized independent public accounting firm reasonably satisfactory to both UMC and the Company (the “Neutral Firm”), and the Closing Date will be delayed but in no event later than the End Date pending resolution of the dispute. The Neutral Firm shall determine the Final Working Capital as of the date hereof. The determination by the Neutral Firm shall be binding on both parties. The Company agrees to cause Best Elite to, and Best Elite shall, provide the Neutral Firm all reasonable cooperation and access to books and records and personnel of Best Elite and its Subsidiaries. The fees and disbursements of the Neutral Firm shall be allocated equally between UMC and the Company.

(b) The Final Working Capital as of the date hereof, as finally determined pursuant to this Section 1.8, shall be no less than US$75 million.

Section 1.9.   Surrender and Exchange of Certificates.

(a) Security and Bank Account. Prior to the Effective Time, the Company shall cause the Shareholder to, and the Shareholder shall, appoint a domestic agent representative (custodian bank) to apply to the Taiwan Stock Exchange Corporation (the “TSEC”) for registration and complete the account opening and trading procedure with a securities brokerage firm in the ROC. The Company shall cause the Shareholder to, and the Shareholder shall, provide the detailed information of such security account and bank account to UMC for receiving UMC Ordinary Shares and Cash Consideration no later than five (5) Business Days prior to the Effective Time. For UMC ADSs, if applicable, the Company shall cause the Shareholder to, and the Shareholder shall, provide all necessary information and assistance to facilitate the delivery of the UMC ADSs.

(b) Exchange Procedures. Promptly after the Effective Time and upon surrender of certificate or certificates (the “Certificates”) that represented as of the Effective Time the Company Capital Share to be exchanged, the Surviving Corporation shall wire the Cash Consideration to the bank account provided by the Shareholder pursuant to Section 1.9(a) and shall cause to be delivered the Share Consideration to the securities account provided by the Shareholder pursuant to Section 1.9(a) through the book-entry system maintained by the Taiwan Securities Central Depository Co., Ltd. , if applicable, provided that, upon the request of the Best Elite and the holders of Best Elite Ordinary Shares, Series A-1 Preferred, Series B Preferred and Series B-1 Preferred who select to receive UMC Ordinary Shares, and to the extent permitted by applicable Law and the ROC Approvals, the Surviving Corporation shall use its commercially reasonable efforts to distribute the Share Consideration directly to the securities accounts of such holders who will be receiving the Share Consideration through the book-entry system maintained by the Taiwan Securities Central Depository Co., Ltd., provided that detailed information of such securities accounts are provided to UMC no later than five (5) Business Days prior to the Effective Time. No interest will be paid or will accrue on any Cash Consideration or cash payable pursuant to Section 1.9(e).

(c) No Liability. If any Certificate has not been surrendered prior to five (5) years after the Effective Time (or immediately prior to such earlier date on which the Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any Governmental Authority), any Merger Consideration or other shares, cash, dividends, distributions or other things of value in respect of such Certificate shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interests of any Person, whether previously entitled thereto or not.

(d) Taxes. The Surviving Corporation shall not deduct or withhold any Tax from the Merger Consideration payable hereunder unless it reasonably determines that such withholding is required as a result of a change in applicable Law after the date hereof. Subject to Section 6.1(i), any amounts withheld hereunder shall be treated as if paid to the recipient of the consideration from which such amounts are withheld.

(e) No Fractional UMC Ordinary Shares.

(i) No certificates representing fractional UMC Ordinary Shares or book entry credit of the same shall be issued upon the surrender for exchange of Certificates and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a shareholder of UMC or a holder of UMC Ordinary Shares.

(ii) Notwithstanding any other provision of this Agreement, the holder of the Company Capital Share exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a UMC Ordinary Share shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a UMC Ordinary Share multiplied by (ii) the par value of UMC Ordinary Share, rounded down to integral New Taiwan Dollar.

Section 1.10.   Further Ownership Rights in Company Capital Share. The applicable Merger Consideration paid upon the surrender for exchange of Certificates in accordance with the terms of this Article I shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Capital Share (including any rights to receive accumulated but undeclared dividends on such Company Capital Share, if any). At the Effective Time, the share transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers of the Company Capital Share on the records of the Surviving Corporation. From and after the Effective Time, the holder of Certificates representing ownership of the Company Capital Share outstanding shall cease to have any rights with respect to such Company Capital Share (including any rights to receive accumulated but undeclared dividends on such Company Capital Share, if any) except as otherwise provided for herein. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

Section 1.11.   Closing. Unless this Agreement shall have been terminated and the transactions contemplated by this Agreement abandoned pursuant to the provisions of Article VI, and subject to the provisions of Article V, the closing of the Merger (the “Closing”) will take place on a date (the “Closing Date”) to be mutually agreed upon by the parties, which date shall be as promptly as practicable after all the conditions set forth in Article V shall have been satisfied (or waived in accordance with Section 6.5), unless another time and/or date is agreed by the parties hereto. The Closing shall take place at the headquarters of UMC or such other place as the parties hereto otherwise agree.

Section 1.12.   UMC Dissenting Shares. The shareholders of UMC who object to the Merger may exercise appraisal right to require UMC to purchase their shares of UMC, subject to Article 12 of the ROC Business Merger and Acquisition Act and other applicable Laws. All the shares purchased by UMC pursuant to this Section 1.12 may be transferred to the Shareholder, cancelled or otherwise sold pursuant to Article 13 of the ROC Business Merger and Acquisition Act.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND BEST ELITE

The Company and Best Elite hereby, jointly and severally, represent and warrant to UMC that as of the date hereof and as of the Closing Date the statements contained in this Article II are true and correct as of the date of this Agreement, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date).

Section 2.1.   Organization and Qualification; Subsidiaries.

(a) The Company is a company duly organized, validly existing and in good standing under the laws of the British Virgin Islands. The Company has all the requisite corporate power and authority necessary to own, lease and operate its properties and to carry on its business as it is now being conducted. The Company is in possession of all material franchises, grants, authorizations, licenses, permits, easements, consents, waivers, qualifications, certificates, Orders and approvals (collectively, “Approvals”) necessary to own, lease and operate its properties and to carry on its business as it is now being conducted. The Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except to the extent that the failure to be so qualified or licensed would not have a Company Material Adverse Effect. Best Elite is a company duly organized, validly existing and in good standing under the laws of the British Virgin Islands and has all the requisite corporate power and authority necessary to own, lease and operate its properties and to carry on its business as it is now being conducted.

(b) Each Subsidiary of the Company is a legal entity, duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation or organization. Each Subsidiary of the Company has all the requisite power and authority necessary to own, lease and operate its properties and to carry on its business as it is now being conducted. Each Subsidiary of the Company is in possession of all material Approvals necessary to own, lease and operate its properties and to carry on its business as it is now being conducted. Each Subsidiary is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except to the extent that the failure to be so qualified or licensed would not have a Company Material Adverse Effect.

(c) Except as set forth in Section 2.1(c) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, directly or indirectly, any equity or similar interest in, any Person.

Section 2.2.   Memorandum and Articles of Association. The memorandum and articles of association and equivalent organizational documents of the Company and of each of its Subsidiaries are in full force and effect, and no other organizational documents are applicable to or binding upon the Company or its Subsidiaries.

Section 2.3.   Capitalization.

(a) The authorized capital of the Company consists of 50,000 ordinary shares, par value US$1.00 per share, of which one (1) is outstanding. The Board of Directors of the Company has taken all action necessary to rescind any board resolution or action that would be inconsistent with the prior sentence. The Company Capital Share is duly authorized, validly issued, fully paid and nonassessable. Except as set forth in Section 2.3(a) of the Company Disclosure Schedule, the Company Capital Share is not subject to, nor is it issued in violation of, any purchase option, call option, right of first refusal or offer, preemptive right, subscription right or any similar right. As of the date hereof, no share options are issued and outstanding and no capital shares of the Company are held in the treasury of the Company. Except as set forth above, no voting or non-voting capital shares, other equity interests, or other voting securities of the Company are issued, reserved for issuance or outstanding. There are no share options for any class of capital shares of the Company other than ordinary shares. No share option shall entitle the holder thereof to receive anything after the Merger in respect of such share option. Except for the Company Capital Share, there are no bonds, debentures, notes, other Indebtedness or any other securities of the Company with voting rights (or convertible into, or exchangeable for, securities with voting rights) on any matters on which a holder of the Company Capital Share may vote.

(b) Section 2.3(b) of the Company Disclosure Schedule sets forth the number of authorized and outstanding capital share, and ownership thereof, of each of the Company’s Subsidiaries. All of the outstanding capital shares of each of the Company’s Subsidiaries have been duly authorized, validly issued, fully paid and nonassessable, are not subject to, and were not issued in violation of, any purchase option, call option, right of first refusal or offer, preemptive right, subscription right or any similar right, and are owned, of record and beneficially, by the Company or one of its direct or indirect Subsidiaries, free and clear of all Liens whatsoever. Except as set forth in Section 2.3(b) of the Company Disclosure Schedule, there are no restrictions of any kind which prevent the payment of dividends by any of the Company’s Subsidiaries, and neither the Company nor any of its Subsidiaries is subject to any obligation or requirement to provide funds for or to make any investment (including in the form of a loan or capital contribution) to or in any Person.

(c) Except as described in subsection (a) above or set forth in Section 2.3(c) of the Company Disclosure Schedule, there are no outstanding securities, options, warrants, calls, rights, convertible or exchangeable securities or Contracts or obligations of any kind (contingent or otherwise) to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional capital shares or other voting securities of the Company or of any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right or Contract. Except as set forth in Section 2.3(c) of the Company Disclosure Schedule, there are no outstanding obligations of the Company or any of its Subsidiaries (contingent or otherwise) to repurchase, redeem or otherwise acquire any capital shares (or options or warrants to acquire any such shares) of the Company or its Subsidiaries. Except as set forth in Section 2.3(c) of the Company Disclosure Schedule, there are no share-appreciation rights, share-based performance units, “phantom” share rights or other Contracts or obligations of any character (contingent or otherwise) pursuant to which any Person is or may be entitled to receive any payment or other value based on the revenues, earnings or financial performance, share price performance or other attribute of the Company or any of its Subsidiaries or any of their businesses or assets or calculated in accordance therewith or to cause the Company or any of its Subsidiaries to file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) or which otherwise relates to the registration of any securities of the Company. Except as set forth in Section 2.3(c) of the Company Disclosure Schedule and the Entrusted Best Elite Ordinary Shares, there are no voting trusts, proxies or other Contracts of any character to which the Company or any of its Subsidiaries or, to the Knowledge of the Company and Best Elite, the Shareholder is a party or by which it is bound with respect to the issuance, holding, acquisition, voting or disposition of any capital shares or similar interests of the Company or any of its Subsidiaries.

Section 2.4.   Authority; Enforceability.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and each instrument required to be executed and delivered by it at the Closing, and to perform its obligations hereunder and thereunder and, subject to the Best Elite Shareholder Approvals in accordance with Section 4.3, to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Company of this Agreement and the performance of its obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby, have been approved by the Company’s Board of Directors and its sole shareholder, duly and validly authorized by all requisite corporate action and no other actions or proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery thereof by UMC and Best Elite, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing.

(b) Best Elite has all necessary corporate power and authority to execute and deliver this Agreement and each instrument required to be executed and delivered by it at the Closing, and to perform its obligations hereunder and thereunder and, subject to the Best Elite Shareholder Approvals in accordance with Section 4.3, to consummate the transactions contemplated hereby and thereby. The execution and delivery by Best Elite of this Agreement, the performance of its obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby, have been approved by Best Elite’s Board of Directors (and by all of the directors appointed by the holders of the Series A-1 Preferred), duly and validly authorized by all requisite corporate action and, except for the Best Elite Shareholder Approvals, no other actions or proceedings on the part of Best Elite are necessary to authorize the execution, delivery and performance of this Agreement or to consummate the transactions hereby. This Agreement has been duly and validly executed and delivered by Best Elite and, assuming the due authorization, execution and delivery thereof by UMC and the Company and the Best Elite Shareholder Approvals are obtained in accordance with Section 4.3, constitutes a legal, valid and binding obligation of Best Elite enforceable against Best Elite in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing.

Section 2.5.   No Conflict; Required Filings and Consents.

(a) Subject solely to the Best Elite Shareholder Approvals, the execution and delivery by each of Best Elite and the Company of this Agreement or any instrument required by this Agreement to be executed and delivered by Best Elite, the Company or any of their respective Subsidiaries do not, and the performance of this Agreement or any instrument required by this Agreement to be executed and delivered by Best Elite, the Company or any of their respective Subsidiaries, shall not (i) conflict with or violate the memorandum and articles of association or equivalent organizational documents of Best Elite, the Company or any of their respective Subsidiaries, (ii) conflict with or violate in any material respect any Law or Order in each case applicable to Best Elite, the Company or any of their respective Subsidiaries or by which its or any of their respective properties, rights or assets is bound or affected, or (iii) result in any material breach or violation of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Best Elite’s, the Company’s or any of their respective Subsidiaries’ rights or alter the rights or obligations of any party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties, rights or assets of Best Elite, the Company or any of their respective Subsidiaries pursuant to, any Contract to which Best Elite, the Company or any of their respective Subsidiaries is a party or by which Best Elite, the Company or any of their respective Subsidiaries or its or any of their respective properties, rights or assets is bound or affected, except, with respect to (i), (ii) and (iii) above, as set forth in Section 2.5(a) of the Company Disclosure Schedule.

(b) Except as described in Section 2.5(b) of the Company Disclosure Schedule, the execution and delivery by each of Best Elite and the Company of this Agreement or any instrument required by this Agreement to be executed and delivered by Best Elite, the Company or any of their respective Subsidiaries at the Closing do not, and the performance thereof, shall not, require Best Elite, the Company or any of its Subsidiaries to, obtain any Approval of any Person or Approval of, observe any waiting period imposed by, or make any filing with or notification to, any Governmental Authority, except for (i) compliance with the applicable requirements of the ROC Fair Trade Act and (ii) the ROC Approvals.

Section 2.6.   Material Contracts.

(a) Section 2.6(a) of the Company Disclosure Schedule sets forth a true and complete list, and if oral, an accurate and complete summary, of all material Contracts that were executed within two (2) years from the date hereof to which the Company or any of its Subsidiaries is a party or by which any of them or their properties, rights or assets are bound as of the date hereof (collectively, together with those entered into after the date hereof, “Material Contracts”), including, without limitation, the following Contracts:

(i) employment Contracts or consulting Contracts with any present or former employee or consultant of the Company or any of its Subsidiaries, and all severance, retention, parachute, bonus, change in control or similar Contracts with any current or former Shareholders, directors, officers, employees, consultants or agents of the Company that would result in any obligation (absolute or contingent) of the Company or any of its Subsidiaries to make any payment as a result of or following the consummation of the transactions contemplated hereby or the termination of employment (or the relevant relationship), or both;

(ii) labor or collective bargaining Contracts (if any);

(iii) Contracts reasonably likely to involve revenues, receipts, expenditures or liabilities in excess of US$500,000 per annum;

(iv) Contracts that contain any uncapped indemnification or similar obligations of the Company or any of its Subsidiaries;

(v) promissory notes, loans, indentures, evidences of Indebtedness or other instruments and Contracts relating to the borrowing or lending of money, whether as borrower, lender or guarantor and any interest rate swaps, caps, floors or option Contracts or any other interest rate risk management arrangement or foreign exchange Contracts;

(vi) Contracts containing any limitation on the freedom of the Company or any of its Subsidiaries (or which purport to limit the freedom of UMC or the Surviving Corporation) to engage in any line of business or compete with any Person or operate at any location in the world;

(vii) joint venture or partnership agreements or joint development, distribution or similar Contracts pursuant to which any third party is entitled or obligated to develop or distribute any products or provide any services on behalf of the Company or any of its Subsidiaries or pursuant to which the Company or any of its Subsidiaries is entitled or obligated to develop or distribute any products or provide any services on behalf of any third party;

(viii) Contracts for the acquisition, directly or indirectly (by merger or otherwise) of assets (whether tangible or intangible), including any capital share of another Person, for consideration in excess of US$500,000;

(ix) Contracts involving the issuance or repurchase of any capital share of the Company or any of its Subsidiaries (including newly formed Subsidiaries), or relating to the transfer, voting or encumbering of the Company Capital Share or equity share of any of the Company’s Subsidiaries;

(x) performance or payment guarantees, keep well arrangements and other similar credit support obligations or arrangements;

(xi) leases or subleases in respect of any Real Property or any material rights, assets or property;

(xii) Contracts under which the Company or any of its Subsidiaries has granted or received exclusive rights;

(xiii) Contracts concerning Intellectual Property (including Software) and/or Systems, but excluding off-the-shelf, commercially available, shrinkwrap, clickwrap or similar Contracts for Software with annual license fees of less than US$500,000;

(xiv) Contracts currently in force to license or provide source code to any third party for any product or technology;

(xv) Contracts that were not entered into in the ordinary course of business; and

(xvi) Contracts which are material to the Company or its Subsidiaries or the operation of their businesses.

(b) Other than Material Contracts that have terminated or expired in accordance with their terms, each Material Contract is in full force and effect, is a valid and binding obligation of the Company or such Subsidiary and, to the Knowledge of the Company and Best Elite, of each other party thereto, and is enforceable, in accordance with its terms (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing), against the Company or such Subsidiary and, to the Knowledge of the Company and Best Elite, against each other party thereto, and such Material Contracts will continue to be valid, binding and enforceable in accordance with their respective terms (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing) and in full force and effect immediately following the consummation of the transactions contemplated hereby, with no material alteration or acceleration or increase in fees or liabilities. Except as disclosed in Section 2.6(b) to the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is or is alleged to be and, to the Knowledge of the Company and Best Elite, no other party is or is alleged to be in material default under, or in material breach or violation of, any Material Contract and, to the Knowledge of the Company and Best Elite, no event has occurred which, with the giving of notice or passage of time or both, would constitute such a material default, breach or violation.

Section 2.7.   Compliance with Laws; Permits and Licenses. (a) The Company and each of its Subsidiaries are in compliance with, and are not in default or violation of, (i) the memorandum and articles of association of the Company or the equivalent organizational documents of such Subsidiary and (ii) the terms of all Contracts to which any of them are a party or by which any of them or any of their respective properties, rights or assets are bound or affected, except in the case of clause (ii) for immaterial noncompliance, defaults or violations.

(b) The operations of the Company and each of its Subsidiaries are being conducted in compliance with all applicable Laws, except as set forth in Section 2.7(b) of the Company Disclosure Schedule or except for immaterial noncompliance, defaults or violations. Except as set forth in Section 2.7(b) of the Company Disclosure Schedule, since January 1, 2009, none of the Company or any of its Subsidiaries has received any written notification from any Governmental Authority asserting that the Company or any of its Subsidiaries is not in compliance with any Laws such Governmental Authority enforces or that such Governmental Authority intends to revoke or suspend any such Approval, except for immaterial noncompliance, defaults or violations.

(c) The Company and each Subsidiary holds all material Approvals which are necessary for the operation of their respective businesses as presently conducted.

Section 2.8.   Financial Statements. The audited consolidated financial statements of Best Elite and its Subsidiaries as of and for the years ended December 31, 2006, 2007 and 2008 including the notes thereto (the “Financial Statements”) were prepared in accordance with International Financial Reporting Standards (“IFRS”) applied on a consistent basis throughout the periods involved and fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated.

Section 2.9.   Absence of Certain Changes or Events.

(a) Except as described in Section 2.9(a) of the Company Disclosure Schedule, during the period from the Balance Sheet Date to the date hereof, the Company and its Subsidiaries have conducted their businesses only in the ordinary and usual course and in a manner consistent with past practice. Since the Balance Sheet Date, there has not been any change, development, circumstance, condition, event, occurrence, damage, destruction or loss that has had or could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as described in Section 2.9(b) of the Company Disclosure Schedule, during the period from the Balance Sheet Date to the date hereof, (i) there has not been any change by the Company or any of its Subsidiaries in its of their respective accounting methods, principles or practices, any revaluation by the Company or its Subsidiaries of any of its or their respective assets, including writing down the value of inventory or writing off notes or accounts receivable, and (ii) there has not been any action or event, and neither the Company nor any of its Subsidiaries has agreed in writing or otherwise to take any action, that would have required the consent of UMC pursuant to Section 4.1 had such action or event occurred or been taken after the date hereof and prior to the Effective Time.

Section 2.10.   No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether absolute, accrued, fixed, contingent or otherwise), and there is no existing fact, condition or circumstance which could reasonably be expected to result in such liabilities or obligations, except liabilities or obligations (a) disclosed in the consolidated balance sheet of the Company as of the Balance Sheet Date, (b) incurred since the Balance Sheet Date in the ordinary course of business, none of which are material to the Company and its Subsidiaries taken as a whole or (c) as otherwise disclosed in Section 2.10 of the Company Disclosure Schedule.

Section 2.11.   Absence of Litigation. Except as described in Section 2.11 of the Company Disclosure Schedule, there is no: (a) Litigation pending on behalf of or against or, to the Knowledge of the Company and Best Elite, threatened on behalf of or against the Company, any of its Subsidiaries, or any of their respective properties, rights or assets, and to the Knowledge of the Company and Best Elite, there is no valid basis for same; or (b) Litigation pending or, to the Knowledge of the Company and Best Elite, threatened which questions or challenges (i) the validity of this Agreement or (ii) any action taken or to be taken by Best Elite, the Company or any of its Subsidiaries pursuant to this Agreement or in connection with the transactions contemplated hereby.

Section 2.12.   Employee Benefit Plans.

Except as set forth in Section 2.12 of the Company Disclosure Schedule, none of the Company and its Subsidiaries has any pension, profit sharing, share option or other plan providing for incentives or other compensation to employees (aside from any salary payable in thereto in the ordinary course), or any other employee benefit plan. Except for required contributions or benefit accruals for the current plan year, no material liability has been or is expected to be incurred by any of the Company or any of its Subsidiaries under or pursuant to any applicable Law relating to benefit plans and, to the Knowledge of the Company and Best Elite, no event, transaction or condition has occurred or exists that could result in any such liability to any of the Company and its Subsidiaries. Each of the benefit plans listed in Section 2.12 of the Company Disclosure Schedule is and has at all times been in compliance in all material respects with all applicable provisions of applicable Law.

Section 2.13.   Employment and Labor Matters.

(a) None of the Company’s or any Subsidiary’s employment policies or practices is currently being audited or investigated by any Governmental Authority or Court. Except as set forth in Section 2.13(a) of the Company Disclosure Schedule, there is no pending or, to the Knowledge of the Company and Best Elite, threatened Litigation, unfair labor practice charge, or other charge or inquiry against the Company or any Subsidiary brought by or on behalf of any employee, prospective employee, former employee, retiree, labor organization or other representative of the Company’s or Subsidiary’s employee, or other individual or any Governmental Authority with respect to employment practices brought by or before any Court or Governmental Authority.

(b) Except as set forth in Section 2.13(b) of the Company Disclosure Schedule, (i) there are no material controversies pending or threatened, between the Company or any of its Subsidiaries and any of their respective employees or consultants; (ii) neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other labor union Contract applicable to Persons employed by the Company or its Subsidiaries nor are any such Contracts or agreements presently being negotiated; (iii) during the past five years there have been no strikes, slowdowns, work stoppages, disputes, lockouts, or threats thereof, by or with respect to any employees of the Company or any of its Subsidiaries and (iv) there are no employment-related grievances pending or, to the Knowledge of the Company or Best Elite or any of their respective Subsidiary, threatened. Neither the Company nor any Subsidiary is a party to, or otherwise bound by, any consent decree with, or citation or other Order by, any Governmental Authority relating to employees or employment practices. Except as set forth in Section 2.13(b) of the Company Disclosure Schedule, the Company and each of its Subsidiaries are in compliance in all material respects with all applicable Laws, Contracts, and policies relating to employment, employment practices, wages, hours, and terms and conditions of employment, and all other notification and bargaining obligations arising under any collective bargaining agreement, by Law or otherwise. Except as set forth in Section 2.13(b) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is liable for any severance pay or other payments to any employee or former employee arising from the termination of employment. Each individual who is treated by the Company or its Subsidiaries as an independent contractor is properly so treated under applicable Law in all material respects.

Section 2.14.   Absence of Restrictions on Business Activities. Except as set forth in Section 2.14 of the Company Disclosure Schedule, there is no Contract or Order binding upon the Company or any of its Subsidiaries or any of their properties, rights or assets which has had or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of UMC, the Company or any of their respective Subsidiaries or the conduct of business by UMC, the Company or any of their respective Subsidiaries as currently conducted, following the consummation of the Merger. Except as set forth in Section 2.14 of the Company Disclosure Schedule, the consummation of the Merger will not result in the granting by UMC or any of its Affiliates of any rights or licenses to any Intellectual Property to a third party (including any covenant not to sue).

Section 2.15.   Title to Assets; Leases.

(a) Except as described in Section 2.15(a) of the Company Disclosure Schedule, the Company and each of its Subsidiaries has good and marketable title to all of their material real or personal properties (whether owned or leased), rights and assets, free and clear of all Liens, except for Liens for current taxes and assessments not yet due and payable and except for Liens or other claims not exceeding US$25,000 individually or US$100,000 in the aggregate.

(b) Section 2.15(b) of the Company Disclosure Schedule contains a list of all leases of real property to which the Company or any Subsidiary is a party or by which any of them holds a leasehold interest (collectively, “Real Property”). Except as set forth in Section 2.15(b) of the Company Disclosure Schedule, (i) each Real Property lease to which the Company or any of its Subsidiaries is a party is in full force and effect in accordance with its terms, (ii) all rents and additional rents due to date from the Company or a Subsidiary on each such lease have been paid, (iii) neither the Company nor any Subsidiary has received written notice that it is in material default thereunder, and (iv) there exists no material default by the Company or any Subsidiary under such lease. There are no leases, subleases, licenses, concessions or any other Contracts to which the Company or a Subsidiary is a party granting to any Person other than the Company or a Subsidiary any right to possession, use occupancy or enjoyment of any of the Real Property or any portion thereof.

Section 2.16.   Taxes. For purposes of this Agreement, “Tax” or “Taxes” shall mean any tax, levy or similar fee or imposition of any kind whatsoever, whether imposed on the Company, the Subsidiaries or their assets by any Governmental Authority, pursuant to any provision of Law, as a transferee, successor, or custodian, or by contract or otherwise, including, but not limited to, those on or measured by or referred to as income, property, value added, withholding, payroll, social security, unemployment, retirement dues, gross receipts, license, severance, occupation, capital gains, premium, environmental, customs, duties, profits, disability, registration, alternative or add-on minimum, estimated, employment, unemployment, insurance, excise, production, sales, use, goods and services, occupancy, franchise, real property, personal property, unclaimed property, business and occupation, mercantile, windfall profits, capital share, stamp, transfer, workmen’s compensation or other taxes, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties; and “Tax Returns” shall mean returns, reports, notices, forms, declarations, claims for refunds, estimates, elections and/or other information statements, including any schedule or attachment thereto, with respect to Taxes required to be filed with any governmental or taxing authority or agency, domestic, state, local or foreign, including consolidated, combined and unitary tax returns. Except as set forth in Section 2.16 of the Company Disclosure Schedule:

(a) All Tax Returns required to be filed by or on behalf of the Company, each of its Subsidiaries, and each affiliated, combined, consolidated or unitary group of which the Company or any of its Subsidiaries is or was at any time a member have been timely filed (taking into account all extensions of due dates) in accordance with applicable Law, and all such Tax Returns were and are true, complete and correct in all material respects.

(b) All Taxes payable by or with respect to the Company and each of its Subsidiaries (whether or not shown on any Tax Return or otherwise known by the Company to be payable) have been timely paid. All assessments for Taxes due and owing by or with respect to the Company and each of its Subsidiaries with respect to completed and settled examinations or concluded litigation have been paid. There are no Tax Liens on any assets of the Company or any of its Subsidiaries other than for current Taxes not yet due and payable.

(c) The unpaid Taxes of the Company and its Subsidiaries (A) did not, as of the date of the most recent Financial Statements, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheet included in the most recent Financial Statements (rather than in any notes thereto), and (B) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries in filing its Tax Returns. Since the date of the most recent Financial Statements, the Company and its Subsidiaries have not generated any taxable income from extraordinary gains or losses, as that term is used in IFRS, outside the ordinary course of business consistent with past custom and practice.

(d) No audit or Action has commenced and no written notice has been received by the Company, any of its Subsidiaries or any Company Representatives that such audit or Action is pending or threatened with respect to the Company or any of its Subsidiaries or any group of corporations of which any of the Company and its Subsidiaries is or has been a member in respect of any Taxes (an “Affiliated Group”). There are no Tax deficiencies or claims for additional Taxes asserted or threatened to be asserted in writing against the Company or any of its Subsidiaries or any Affiliated Group by any taxing authority.

(e) Neither the Company nor any of its Subsidiaries has requested or been granted any waiver of any federal, state, local or foreign statute of limitations with respect to, or any extension of a period for the assessment of, any Tax which has not since expired.

(f) Neither the Company nor any of its Subsidiaries is or has ever been (nor does the Company have any liability for unpaid Taxes because it once was) a member of an affiliated, consolidated, combined or unitary group (other than a group the common parent of which is the Company). Neither the Company nor any of its Subsidiaries owes any amount currently or will, after the date hereof, have any liability for or under any Tax allocation, Tax indemnity or Tax sharing agreement or is liable for the Taxes of any other Person, as transferee or successor, by Contract, or otherwise for any taxable period for which the statute of limitations on assessment remains open.

(g) The Company and each of its Subsidiaries have complied with all applicable Laws relating to the payment and withholding of Taxes and have, within the time and in the manner required by Law, withheld and paid over to the proper Governmental Authorities all amounts required to be so withheld and paid over under all applicable Laws.

(h) The Company and each of its Subsidiary have collected substantially all sales, use, and similar Taxes required to be collected, and have remitted on a timely basis such amounts to the appropriate United States and/or foreign taxing authorities, or has been furnished properly completed exemption certificates to UMC.

Section 2.17.   Intellectual Property. Each of the Company and its Subsidiaries owns or has a valid right to use all Intellectual Property that is material to the conduct of the businesses of the Company and its Subsidiaries, taken as whole and the consummation of the transactions contemplated by this Agreement does not and will not conflict with, alter or impair any such rights. The material licenses licensed to the Company or any Subsidiary by a third party licensor are in full force and effect and none of the Company or its Subsidiaries is in default under any of such license and no Person who is a party to any of such licenses has exercised any termination rights with respect thereto. To the Knowledge of the Company and Best Elite, the conduct of the business of the Company and the Subsidiaries as presently conducted does not violate, conflict with or infringe in any material respect the Intellectual Property of any other Person. Except as set forth in Section 2.17 of the Company Disclosure Schedule, (i) no claims are pending or, to the Knowledge of the Company and Best Elite, threatened, against the Company or any Subsidiary by any Person with respect to the ownership, validity, enforceability, effectiveness or use in the business of the Company and the Subsidiaries of any Intellectual Property and (ii) neither the Company nor any of its Subsidiaries has received any written notice asserting that the conduct of their businesses infringes upon or violates any Intellectual Property of any Person in any material respect. All material Intellectual Property has been maintained in confidence in accordance with protection procedures customarily used in the industry to protect rights of like importance.

Section 2.18.   Environmental Matters.

(a) Except as described in Section 2.18 of the Company Disclosure Schedule:

(i) The Company and its Subsidiaries have operated their facilities and conducted their respective businesses substantially in all material respects in compliance with all applicable Environmental Laws.

(ii) No written claim, notification, demand, request for information, citation or Order under any Environmental Law has been issued to or filed against the Company or its Subsidiaries by any Governmental Authority or any other third party, except for such claims, notifications, demands, requests, citations or Orders as would not, individually or in the aggregate, reasonably be expected to result in material liability.

(iii) No investigation or review is pending, or to the Knowledge of the Company or Best Elite, threatened, against the Company or its Subsidiaries by any Governmental Authority or any other third party under any applicable Environmental Law in connection with the operation of their facilities or the conduct of their respective businesses, except as would not, individually or in the aggregate, reasonably be expected to result in material liability.

(iv) There are no past or present conditions or circumstances arising out of or relating to any Real Property currently or formerly owned, operated or leased by the Company or any of its Subsidiaries, including on site releases of Materials of Environmental Concern, except as would not, individually or in the aggregate, reasonably be expected to result in material liability under any applicable Environmental Laws.

(b) For purposes of this Agreement, the terms below are defined as follows:

(i) “Environmental Laws” shall mean any and all Laws, Orders, guidelines, codes, or other legally enforceable requirement (including, without limitation, common law) of any foreign government, the PRC, or any state, local, municipal or other Governmental Authority, regulating, relating to or imposing liability or standards of conduct concerning Materials of Environmental Concern, or the protection of the environment or of human health, or employee health and safety.

(ii) “Materials of Environmental Concern” shall mean any gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products, polychlorinated biphenyls, urea-formaldehyde insulation, mold, asbestos, pollutants, contaminants (including contaminated groundwater), radioactivity, and any other substances of any kind, whether or not any such substance is defined as hazardous or toxic under any Environmental Law, that is regulated pursuant to or could give rise to liability under any Environmental Law.

Section 2.19.   Insurance. Section 2.19 of the Company Disclosure Schedule sets forth a true and complete list of all insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, consultants, officers and directors of the Company and its Subsidiaries. All premiums payable under all such policies and bonds have been paid and the Company and its Subsidiaries are otherwise in material compliance with the terms of such policies and bonds (or other policies and bonds providing substantially similar insurance coverage). To the Knowledge of the Company and Best Elite, such policies of insurance and bonds are of the type and in amounts that are reasonable in light of the assets of the Company and its Subsidiaries. To the Knowledge of the Company and Best Elite, there is not any threatened termination of or material premium increase with respect to any of such policies or bonds.

Section 2.20.   No Restrictions on the Merger; Takeover Statutes. No “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation enacted under applicable Laws is applicable to the Merger or the other transactions contemplated hereby.

Section 2.21.   Brokers. Except as set forth in Section 2.21 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 2.22.   Certain Business Practices. Except as set forth in Section 2.22 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries nor any director, officer, employee, consultant or agent of the Company or any of its Subsidiaries has made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or under any similar applicable Law.

Section 2.23.   Interested Party Transactions. Except as disclosed in Section 2.23 of the Company Disclosure Schedule, there are no existing, and since December 31, 2008 there have been no Contracts, transactions, Indebtedness or other arrangements, or any related series thereof, between the Company or any of its Subsidiaries, on the one hand, and any of the directors, officers, Shareholders or other Affiliates of the Company or its Subsidiaries, or any of their respective Affiliates or family members, on the other (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses in the ordinary course of business consistent with past practice). Except as set forth in Section 2.23 of the Company Disclosure Schedule, all such Contracts, transactions, Indebtedness and other arrangements shall be terminated (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses) without any liability or obligation of the Company or its Subsidiaries on or prior to the Closing Date.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF UMC

UMC hereby represents and warrants to the Company that as of the date hereof and as of the Closing Date the statements contained in this Article III are true and correct as of the date of this Agreement, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date) and except as set forth in any forms, reports and documents filed or furnished by UMC with the TSEC and with the U.S. Securities and Exchange Commission (the “SEC”) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) filed prior to the date of this Agreement or prior to the Closing, as the case may be (collectively, the “UMC SEC Documents”).

Section 3.1.   Organization and Qualification. UMC is a company limited by shares duly organized, validly existing and in good standing under the ROC laws. UMC has all the requisite corporate power and authority necessary to own, lease and operate its properties and to carry on its business as it is now being conducted. UMC is in possession of all Approvals necessary to own, lease and operate its properties and to carry on its business as it is now being conducted. UMC is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except to the extent that the failure to be so qualified or licensed would not have a UMC Material Adverse Effect.

Section 3.2.   Articles of Incorporation. The articles of incorporation of UMC, as modified, supplemented, amended or restated to the date hereof, are in full force and effect.

Section 3.3.   Capitalization. As of the date hereof, the authorized shares of UMC consists of 26,000,000,000 shares, of which 12,687,771,315 are outstanding. The Board of Directors of UMC has taken all action necessary to rescind any board resolution or action that would be inconsistent with the prior sentence. All of the outstanding UMC Ordinary Shares and UMC ADSs (if any are issued pursuant to this Agreement), are duly authorized, validly issued, fully paid and nonassessable, and are not subject to and were not issued in violation of any purchase option, call option, right of first refusal or offer, preemptive right, subscription right or any similar right.

Section 3.4.   Authority; Enforceability.

(a) UMC has all necessary corporate power and authority to execute and deliver this Agreement, and each instrument required hereby and thereby to be executed and delivered by it at the Closing and, subject to the receipt of the UMC Shareholder Approvals, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by UMC of this Agreement and each instrument required hereby to be executed and delivered by UMC at the Closing, the performance of its obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the Board of Directors of UMC, and have been duly and validly authorized by all requisite corporate action, except for the receipt of the UMC Shareholder Approvals. Except for receipt of the UMC Shareholder Approvals, no other corporate proceedings on the part of UMC are necessary to authorize the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of UMC and, assuming due authorization, execution and delivery hereof by the Company and Best Elite, constitutes a legal, valid and binding obligation of UMC, enforceable against UMC in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing.

(b) When the UMC Ordinary Shares to be issued as the Share Consideration are issued, if any, such UMC Ordinary Shares will be validly issued, fully paid and non-assessable, and when delivered pursuant to Section 1.9(b), shall have been listed for trading on the Taiwan Stock Exchange, free and clear of any Liens or other restrictions whatsoever, except as explicitly contemplated by this Agreement or imposed by applicable Law or by the act(s) of the recipient of such UMC Ordinary Shares.

(c) When the UMC ADSs to be issued as the Share Consideration, if any, are issued, such UMC ADSs will be validly issued, fully paid and non-assessable, free and clear of any Liens or other restrictions whatsoever, except as explicitly contemplated by this Agreement or imposed by applicable Law or by the act(s) of the recipient of such UMC ADSs.

Section 3.5.   No Conflict; Required Filings and Consents.

(a) Subject to the satisfaction of the condition set forth in Section 5.1(e), the execution and delivery by UMC of this Agreement or any other instrument required hereby or thereby do not, and the performance of this Agreement or any instrument required hereby or thereby by UMC shall not (i) conflict with or violate the articles of incorporation of UMC or (ii) conflict with or violate in any material respect any Law or Order, in each case applicable to UMC or by which its or any of its properties is bound or affected.

(b) Except for as set forth in Section 3.5(b) of the UMC Disclosure Schedule, the execution and delivery by UMC of this Agreement and any instrument required by this Agreement do not, and the performance by UMC of this Agreement and any instrument required by this Agreement shall not, require UMC to obtain the Approval of any Person, or Approval of, observe any waiting period imposed by, or make any filing with or notification to, any Governmental Authority, except for (i) compliance with the applicable requirements of the ROC Fair Trade Act and (ii) the ROC Approvals.

Section 3.6.   Absence of Litigation. There is no material Litigation pending against or, to the Knowledge of UMC, threatened against UMC which questions or challenges (i) the validity of this Agreement or (ii) any action taken or to be taken by UMC pursuant to this Agreement or in connection with the transactions contemplated hereby.

Section 3.7.   Brokers. Except as set forth in Section 3.7 of the UMC Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of UMC or any of its Subsidiaries.

Section 3.8.   SEC Reports. UMC has filed or furnished, as applicable, the UMC SEC Documents since January 1, 2006. As of its respective date, each of the UMC SEC Documents complied, when filed or furnished and as amended, in all material respects, with the Laws and the rules and regulations promulgated thereunder applicable to such UMC SEC Documents, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

ARTICLE IV
CONDUCT OF BUSINESS PENDING THE MERGER

Section 4.1.   Conduct of Business by the Company Pending the Merger. The Company covenants and agrees that, between the execution hereof and the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, except as expressly required by this Agreement or unless UMC shall otherwise specifically agree in writing in advance, the Company shall conduct its business and shall cause the businesses of each of its Subsidiaries to be conducted, and the Company and its Subsidiaries shall not take any action except, in all material respects in the ordinary course of business and in a manner consistent with past practice and in compliance with all applicable Laws. The Company shall use its commercially reasonable efforts to (i) preserve intact the business organization and assets, rights and properties of the Company and each of its Subsidiaries, and, unless requested otherwise by UMC, (ii) operate and cause each of its Subsidiaries to operate according to plans and budgets provided to UMC (including the Company’s capital expenditures budget previously provided to UMC), (iii) retain the services of the present officers, and key employees of the Company and each of its Subsidiaries, to maintain in effect Material Contracts and (iv) preserve the present relationships of the Company and each of its Subsidiaries with their respective customers and other Persons with which the Company or any of its Subsidiaries has business relations. Notwithstanding anything to the contrary contained herein, Best Elite shall be allowed to distribute the Merger Consideration to its holder by any methods permitted by applicable Laws, including redemption. By way of amplification and not limitation, neither the Company nor any of its Subsidiaries shall, except as expressly required by this Agreement, between the execution hereof and the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, directly or indirectly do, or propose to do, any of the following, without the prior written consent of UMC:

(a) amend or otherwise change the memorandum and articles of association or equivalent organizational documents of the Company or any of its Subsidiaries or alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of the Company or any of its Subsidiaries;

(b) issue, grant, sell, transfer, deliver, pledge, promise, dispose of or encumber, or authorize the issuance, grant, sale, transfer, deliverance, pledge, promise, disposition or encumbrance of, or alter or modify the terms of rights or obligations under any capital shares of any class (ordinary or preferred), or any options, warrants, convertible or exchangeable securities or other rights of any kind to acquire any capital shares or any other ownership interest or share-based rights of the Company or any of its Subsidiaries; adopt, ratify or effectuate a shareholders’ rights plan or agreement or similar plan or Contract; or redeem, purchase or otherwise acquire, directly or indirectly, any of the capital shares of the Company or interest in or securities of any Subsidiary, other than shares issued upon the exercise of options outstanding as of the date of this Agreement to enable the holder to pay required withholding taxes;

(c) declare, set aside or pay any dividend or other distribution (whether in cash, share or property or any combination thereof) in respect of any of its capital shares (except that a wholly-owned Subsidiary of the Company may declare and pay a dividend to its parent); split, combine or reclassify any of its capital shares, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital shares; or amend the terms of, repurchase, redeem or otherwise acquire, or permit any Subsidiary to repurchase, redeem or otherwise acquire, any of its securities or any securities of its Subsidiaries;

(d) sell, transfer, deliver, lease, license, sublicense, mortgage, pledge, encumber, impair or otherwise dispose of (in whole or in part), or create, incur, assume or cause to be subjected to any Lien on, any of the assets, rights or properties of the Company or any of its Subsidiaries (including any Company Intellectual Property or accounts receivable) that in the aggregate would constitute material assets, rights or property of the Company and Subsidiaries, taken as a whole, other than in the ordinary course of business for reasonable and adequate consideration;

(e) (i) acquire (by merger, consolidation, acquisition of shares or assets or otherwise) or organize any corporation, limited liability company, partnership, joint venture, trust or other entity or Person or any business organization or division thereof or (ii) acquire any rights, assets or properties other than in the ordinary course of business consistent with past practice;

(f) Other than trade payables incurred in the ordinary course of business consistent with past practice, (i) incur or modify any Indebtedness or issue any debt securities or any warrants or rights to acquire any debt security, (ii) assume, guarantee or endorse or otherwise become responsible for, the obligations of any Person, (iii) enter into any off-balance sheet financing arrangement or any accounts receivable or payable financing arrangement, or (iv) make any loans, advances or enter into any other financial commitments;

(g) authorize or make any capital expenditures outside of the ordinary course of business;

(h) (i) increase the compensation or benefits of any Company Employee (except for increases in salary or wages for non-executive employees in the ordinary course of business consistent with past practice), (ii) hire any new employee with annualized compensation (including salary, bonus, incentives and commissions) in excess of US$100,000, (iii) except as set forth in Section 4.1(h) of the Company Disclosure Schedule, grant any severance or termination pay to any present or former Company Employee, (iv) loan or advance any money or other property to any present or former Company Employee, (v) except as set forth in Section 4.1(h) of the Company Disclosure Schedule, establish, adopt, enter into, amend or terminate (or grant any waiver or consent under) any employee benefit plan, or (vi) except as set forth in Section 4.1(h) of the Company Disclosure Schedule, grant any equity or equity-based awards or share-based rights;

(i) change any accounting policies, procedures or practices (including with respect to reserves, revenue recognition, timing for payments of accounts payable and collection of accounts receivable) unless required by a change in Law or IFRS;

(j) (i) enter into any Contract that if entered into prior to the date hereof would be a Material Contract; (ii) modify, amend, extend or supplement in any material respect, transfer or terminate any Material Contract or waive, release or assign any rights or claims thereto or thereunder; (iii) enter into or extend any lease with respect to Real Property with any third party; (iv) modify, amend or transfer in any way, fail to renew, or terminate any license agreement, standstill or confidentiality agreement with any third party, or waive, release or assign any rights or claims thereto or thereunder, other than in the ordinary course of business consistent with past practice; or (v) enter into, modify, amend or supplement any Contract to provide exclusive rights or obligations or any non-competition or similar obligations or restrictions;

(k) (i) make or change any Tax election or change any method of tax accounting, (ii) settle or compromise any Tax liability, (iii) file any amended Tax return, (iv) enter into any closing agreement relating to any Tax, (v) agree to an extension of a statute of limitations or (vi) surrender any right to claim a Tax refund;

(l) except as set forth in Section 4.1(l) of the Company Disclosure Schedule, pay, discharge, satisfy, settle or otherwise compromise any Litigation or waive, assign or release any material rights or claims;

(m) other than as permitted under Section 4.1(j), engage in, enter into or modify or amend any Contract, transaction, Indebtedness, commitment or other arrangement with, directly or indirectly, any of the directors, officers, employees, consultants, the Shareholder or other Affiliates of the Company or any of its Subsidiaries, or any of their respective Affiliates or family members;

(n) fail to maintain in full force and effect all self-insurance and insurance, as the case may be, currently in effect, except that existing policies may be replaced by new or successor policies of substantially similar coverage;

(o) commence any proceeding for any voluntary liquidation, dissolution, or winding up of the Company or any of its Subsidiaries, including but not limited to initiating any bankruptcy proceedings on its or any of its Subsidiary’s behalf; or

(p) authorize, recommend, propose or announce an intention to do any of the foregoing, or agree or enter into or amend any Contract or commitment to do any of the foregoing or any other action that would or could reasonably be expected to result in any conditions to the Merger set forth in Article VI not being satisfied or that reasonably would or could be expected to materially impair the ability of the Company or UMC to consummate the Merger in accordance with the terms hereof or materially delay such consummation.

Section 4.2.   No Solicitation of Other Proposals.

From the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms:

(a) the Company shall not, nor shall it permit any of its Affiliates or Subsidiaries to, nor shall it authorize or permit any of its respective shareholders, directors, officers, employees, consultants, advisors, representatives or agents (collectively, the “Company Representatives”) to, directly or knowingly indirectly, (i) solicit, facilitate, initiate, entertain, encourage or take any action to solicit, facilitate, initiate, entertain or encourage, any inquiries or communications regarding or the making of any proposal or offer that constitutes or may constitute an Acquisition Proposal or (ii) participate or engage in any discussions or negotiations with, or provide any information to or take any other action with the intent to facilitate the efforts of, any Person concerning any possible Acquisition Proposal or any inquiry or communication which might reasonably be expected to result in an Acquisition Proposal. For purposes of this Agreement, the term “Acquisition Proposal” shall mean any inquiry, proposal or offer from any Person (other than UMC or any of its Affiliates) relating to (i) any merger, consolidation, reorganization or other direct or indirect business combination, recapitalization, liquidation, winding-up of, or similar transaction, involving the Company or any Subsidiary, (ii) the issuance or acquisition of capital shares or other equity securities of the Company or any Subsidiary, (iii) any tender, exchange offer or other offer or bid that if consummated would result in any Person, together with all Affiliates thereof, beneficially owning capital shares or other equity securities of the Company or any Subsidiary, (iv) the sale, lease, exchange, license (whether exclusive or not), assignment, transfer or other disposition of a substantial portion of the Intellectual Property or a substantial portion of the business or other assets of the Company or any Subsidiary, or (v) any other transaction, the consummation of which could reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby. The Company and Best Elite shall immediately cease and cause to be terminated, and shall cause its Subsidiaries and all Company Representatives to immediately terminate and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal. The Company shall take all commercially reasonable actions to ensure that each Company Representative complies with the provisions of this Section 4.2(a). Without limiting the foregoing, any action or conduct by any Affiliate or Subsidiary of the Company or any Company Representative that would be a violation of this Section 4.2(a) if taken by the Company, whether or not such Person is purporting to act on behalf of the Company, shall be deemed to be a breach of this Section 4.2(a) by the Company;

(b) neither the Board of Directors of the Company nor any committee thereof shall (1) approve or recommend, or propose to approve or recommend, any Acquisition Proposal other than the Merger, (2) withdraw or modify or propose to withdraw or modify in a manner adverse to UMC its approval or recommendation of the Merger, this Agreement or the transactions contemplated hereby, (3) upon a request by UMC to reaffirm its approval or recommendation of this Agreement or the Merger, fail to do so as soon as practicable after such request is made (either publicly or privately as requested by UMC) or to reject any Acquisition Proposal other than the Merger, (4) approve, enter, or permit or cause the Company or any Subsidiary to enter, into any letter of intent, agreement in principle, acquisition agreement or other similar Contract or instrument related to any Acquisition Proposal, or (5) resolve or announce its intention to do any of the foregoing; and

(c) in addition to the other obligations of the Company set forth in this Section 4.2, the Company shall promptly advise UMC orally and in writing upon the receipt of any request for information with respect to any Acquisition Proposal, or any inquiry with respect to or which could result in an Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the Person making the same.

Section 4.3.   Best Elite Shareholder Approvals. The Company shall cause Best Elite to, and Best Elite shall, take all lawful and commercially reasonable action to obtain irrevocable approvals, consent or waiver (the “Best Elite Shareholder Approvals”) provided that such Best Elite Shareholder Approvals may be revoked upon the termination of this Agreement in accordance with its terms, by (i) holders of more than fifty percent (50%) of the issued and outstanding Best Elite Ordinary Shares; (ii) holders of more than fifty (50%) of the issued and outstanding Series A-1 Preferred; (iii) holders of more than seventy five (75%) of the issued and outstanding Series B Preferred and (iv) holders of more than fifty percent (50%) of the issued and outstanding Series B-1 Preferred, in each case with respect to this Agreement, the Merger no later than May 31, 2009; provided, further, such Best Elite Shareholder Approvals shall expressly include provisions which ensure that this Agreement and the Merger will not entitle any holder of equities in the Company, Best Elite or any of their respective Subsidiaries to any liquidation and/or change of control payment or premium other than as so set out in Section 1.6(a) of this Agreement. For avoidance of doubt, nothing in this Agreement shall be interpreted to require Best Elite to alter or forego any liquidation and/or change of control payment or premium payable to holders of Series B Preferred in the event this Agreement is terminated or if the Merger is not consummated.

Section 4.4.   PRC Shares. To the extent required by the Laws in the ROC, the Company shall cause Best Elite to, and Best Elite shall redeem or cancel, as applicable, all of its shares and share options that are issued or granted, directly or indirectly, to Persons of the People’s Republic of China (the “PRC Shares”) as soon as possible after the date hereof, but in any event no later than the Final Determination Date.

Section 4.5.   Preparation of Proxy Statement.

(a) The Company shall provide UMC with any information necessary for inclusion in the proxy materials to be filed with the ROC Financial Supervisory Commission in connection with Share Issuance (the “Proxy Statement”).

(b) If at any time prior to the Effective Time any information relating to the Company, or any of its Affiliates, officers or directors, should be discovered by the Company which should be set forth in an amendment or supplement to the Proxy Statement so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company shall promptly notify UMC.

Section 4.6.   UMC Shareholder Approvals. UMC shall duly take all lawful and commercially reasonable action to call, give notice of, convene and hold a meeting of its shareholders on a date as soon as reasonably practicable after the date hereof but no later than June 30, 2009 for the purpose of obtaining UMC shareholder approvals (the “UMC Shareholder Approvals”) with respect to (i) this Agreement and the Merger (ii) the issuance of the Share Consideration and (iii) the amendment to UMC’s articles of incorporation reasonably satisfactory to the Company sufficient to permit the issuance of the Share Consideration, if necessary, and shall take all lawful and commercially reasonable action to obtain the UMC Shareholder Approvals.

Section 4.7.   Access to Information; Confidentiality.

(a) Between the date of this Agreement and the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, upon reasonable notice, the Company shall (and shall cause each of its Subsidiaries to) afford to the officers, employees, accountants, counsel and other representatives and agents of UMC (collectively “UMC Representatives”) full access, during the period prior to the Effective Time, to all its properties, records, databases, source code, books, Contracts, commitments and other information (however stored) and, during such period, the Company shall (and shall cause each of its Subsidiaries to) furnish promptly to UMC all such information as UMC may reasonably request. The Company shall (and shall cause each of its Subsidiaries to) make available to UMC the appropriate individuals for discussion of the Company’s business, properties and personnel as UMC or the UMC Representatives may reasonably request. No investigation pursuant to this Section 4.7(a) shall affect any representations or warranties of the Company and Best Elite herein or the conditions to the obligations of the parties hereto. Without limiting the foregoing, the Company shall provide to UMC all financial information concerning Best Elite and its Subsidiaries as may be reasonably requested by UMC, including (i) as soon as practicable but in any event no later than 30 days after the end of any fiscal quarter of such party, financial statements of Best Elite for such fiscal quarter which have been reviewed by Best Elite’s independent accountants, and (ii) as soon as practicable but in any event no later than 10 days after the end of each calendar month, financial statements of Best Elite for such calendar month.

(b) Each party shall keep all non-public information obtained pursuant to Section 4.7(a) confidential in accordance with the terms of the Confidentiality Agreement, dated April 22, 2009 (the “Confidentiality Agreement”), between UMC and Best Elite. Anything contained in the Confidentiality Agreement to the contrary notwithstanding, the Company and UMC hereby agree that each such party may issue press release(s) or make other public announcements in accordance with Section 4.10.

Section 4.8.   Reasonable Efforts; Further Assurances.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of UMC, the Company and Best Elite shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other party or parties in doing, all things necessary, proper or advisable to consummate and make effective, in an expeditious manner, the Merger and the other transactions contemplated hereby. Each of the UMC, the Company and Best Elite shall use its commercially reasonable efforts to (i) as promptly as practicable, obtain all Approvals (including those referred to in Sections 2.5(a), 2.5(b) and 3.5(b) and set forth in Sections 2.5(a) and 2.5(b) of the Company Disclosure Schedule and Section 3.5(b) of the UMC Disclosure Schedule) necessary to consummate the transactions contemplated by this Agreement, (ii) make all filings required under applicable Law, required in connection with the authorization, execution and delivery of this Agreement by the Company, Best Elite and UMC and the consummation by them of the transactions contemplated hereby, including the Merger and filing of applications with Governmental Authorities by the holders of Best Elite Ordinary Shares, Series A-1 Preferred, Series B Preferred and Series B-1 Preferred in connection with their receipt of their respective considerations to be funded from the Merger Consideration, (iii) furnish all information required for any application or other filing to be made pursuant to any applicable Law in connection with the transactions contemplated by this Agreement, and (iv) obtain the expiration or termination of any applicable waiting period and any required clearances under any applicable Laws; provided, however, that notwithstanding anything herein to the contrary, neither UMC nor any of its Affiliates (including, after the Effective Time, the Surviving Corporation and its Subsidiaries) shall be under any obligation to, nor, without UMC’s prior written consent, shall Best Elite, the Company or any of their respective Subsidiaries, (A) make proposals, execute, agree or consent to or carry out agreements or voluntarily submit to Orders (1) providing for the sale or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of UMC, any of its Affiliates, including its Subsidiaries, the Company or its Subsidiaries, which assets or categories of assets, in the aggregate, would reasonably be deemed as material to the business of either UMC and its Subsidiaries taken as a whole or the Company and its Subsidiaries taken as a whole, or the holding separate of any capital share of any such Person, or imposing or seeking to impose any limitation on the ability of UMC or any of its Affiliates to own such assets or to acquire, hold or exercise full rights of ownership of capital share of the Company or its Subsidiaries, or (2) imposing or seeking to impose (x) any limitation whatsoever on the business activities of UMC or any of its Affiliates (other than the Company and its Subsidiaries) or (y) any limitation on the business activities of the Company or its Subsidiaries which, in the reasonable judgment of UMC, might result in a limitation of the benefit expected to be derived by UMC as a result of the transactions contemplated hereby or might adversely affect UMC or any of UMC’s Affiliates, including its Subsidiaries and the Company and its Subsidiaries or (B) otherwise take any step to avoid or eliminate any impediment which may be asserted or requested under any Law. No party hereto will knowingly take any action which results in any of the representations or warranties made by such party pursuant to Articles II or III, as the case may be, becoming untrue or inaccurate in any material respect.

(b) In connection with any of the filings (including amendments and supplements thereto) or efforts listed in clauses (i) through (iv) of Section 4.8(a), UMC, the Company and Best Elite will reasonably cooperate with each other, including furnishing each other any information reasonably requested by the other, providing copies of all such documents to the non-filing party and its advisors prior to filings and, if requested, will accept all reasonable additions, deletions or changes suggested in connection therewith; provided that notwithstanding anything to the contrary herein, UMC shall not be required to furnish any information or provide any documents that are not in UMC’s filings with the TSEC. The Company and Best Elite shall promptly notify UMC of any communication it or any of its Affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permit UMC and its advisors to review in advance any proposed communication to any Governmental Authority. The Company and Best Elite agree not to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry regarding this Agreement or the transactions contemplated hereby unless the Company or Best Elite consults with UMC in advance. To the extent permitted by such Governmental Authority, the Company and Best Elite agree to give UMC the opportunity to attend and participate at any such meeting. The Company and Best Elite will provide UMC with copies of all correspondence, filings and communications between it or any of its representatives or advisors, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement or the transactions contemplated hereby.

(c) In connection with a filing (including amendments and supplements thereto) with the Investment Commission and with the Fair Trade Commission of the ROC with respect to the ROC Approvals that is jointly made by UMC and the Company or Best Elite, to the extent permitted by such Governmental Authority, UMC and the Company or Best Elite each agrees to (i) give the other the opportunity to attend and participate at any meeting relating to such joint filing and (ii) provide the other with copies of all correspondence, filings and communications between it or any of its representatives or advisors, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to such filing; provided, however, nothing in this Section 4.8(c) shall be applicable to any filing with the Investment Commission with respect to UMC’s investment in the People’s Republic of China.

(d) The parties hereto shall use their commercially reasonable efforts to satisfy or cause to be satisfied all of the conditions precedent that are set forth in Article V, as applicable to each of them, and to cause the transactions contemplated by this Agreement to be consummated. Each party hereto, at the reasonable request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby.

Section 4.9.   Notification of Certain Matters; Certain Consents.

(a) The Company shall give prompt notice to UMC, and UMC shall give prompt notice to the Company, of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which results in any representation or warranty contained in this Agreement being untrue or inaccurate in any material respect (or, in the case of any representation or warranty qualified by its terms by materiality, then untrue or inaccurate in any respect) and any failure of the Company or UMC, as the case may be, to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 4.9 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

(b) Each of the Company and UMC shall give prompt notice to the other, of (i) any notice or other communication from any Person alleging that the Approval of such Person is or may be required in connection with this Agreement, the Merger or (ii) any Litigation, relating to or involving or otherwise affecting such party that relates to this Agreement, the Merger or (iii) any fact, event, change, development, circumstance, condition or effect that is reasonably likely to delay or impede the ability of such party to consummate the transactions contemplated by this Agreement or to fulfill their respective obligations set forth herein or therein.

(c) The Company shall give prompt notice to UMC of (i) the occurrence of a default or event that, with notice or lapse of time or both, would become a material default under any Material Contract of the Company, (ii) any fact, event, change, development, circumstance, condition or effect that could reasonably be expected to have a Company Material Adverse Effect and (iii) any of its representations or warranties contained herein failing to be true and correct in all material respects.

(d) UMC shall give prompt notice to the Company and Best Elite of (i) any fact, event, change, development, circumstance, condition or effect that could reasonably be expected to have a UMC Material Adverse Effect and (ii) any of its representations or warranties contained herein failing to be true and correct in all material respects.

(e) The Company shall give (or shall cause their respective Subsidiaries to give) any notices to third Persons, and use, and cause its Subsidiaries to use, commercially reasonable efforts to obtain any consents or Approvals from third Persons (i) necessary, proper or advisable to consummate the transactions contemplated by this Agreement, (ii) otherwise required under any Contracts in connection with the consummation of the transactions contemplated hereby or (iii) required to prevent a Company Material Adverse Effect from occurring. If the Company shall fail to obtain any such Approval from a third Person, the Company shall use its commercially reasonable efforts, and will take any such actions reasonably requested by UMC (and UMC agrees to cooperate therewith as reasonably requested), to limit the adverse effect upon the Company and UMC, their respective Subsidiaries, and their respective businesses resulting, or which would result after the Effective Time, from the failure to obtain such consent.

Section 4.10.   Public Announcements. Promptly following the execution of this Agreement, UMC will make public announcement and issue press release as required by any applicable Law or rules of any national securities exchange and national automated quotation system. The Company and Best Elite shall consult with and obtain the approval of UMC before issuing any press release or other public announcement with respect to the Merger or this Agreement and shall not issue any such press release prior to such consultation and approval.

Section 4.11.   Takeover Statutes. If any takeover statute or other anti-takeover Regulation, charter provision or Contract is or shall become applicable to the Merger or the transactions contemplated hereby, the Company and Best Elite and their respective Boards of Directors shall grant such Approvals and take such actions as are necessary under such Laws and provisions so that the transactions contemplated hereby and thereby may be consummated as promptly as practicable on the terms contemplated hereby and thereby without adverse effect under, and otherwise act to eliminate or minimize the effects of, such Law, provision or Contract.

Section 4.12.   Registration Rights Agreement. If any UMC ADSs are issued as a portion of the Share Consideration pursuant to this Agreement, on or prior to the Closing, UMC shall not be obligated to register with the SEC any of such UMC ADSs unless a holder that receives UMC ADSs executes and delivers a Registration Rights Agreement to UMC in the form and substance to the satisfaction of UMC and such agreement shall provide, without limitation, that such holder shall (i) pay all fees and expenses associated with the registration and sale of UMC ADSs thereunder, including expenses associated with the preparation of documentation, (ii) permit UMC to select the underwriter, if the UMC ADSs to be registered for sale are to be sold in an underwritten offering and (iii) include other customary terms and conditions in registration rights agreements of this type.

Section 4.13.   Negative Covenant by Best Elite. Best Elite covenants and agrees that, between the execution hereof and the Effective Time, unless UMC shall otherwise specifically agree in writing in advance, Best Elite shall not repurchase, redeem or otherwise acquire any of its securities, nor make any agreement or commitment to do so, except as expressly required by this Agreement.

Section 4.14.   Shares Buyback. On or before the Closing Date, UMC may purchase UMC Ordinary Shares from the market pursuant to applicable Laws of the ROC.

Section 4.15.   Direct Holding of PRC Subsidiaries. To the extent required by applicable Law and upon the request of UMC, the Company shall directly hold all equity interest in its Subsidiaries established in the People’s Republic of China (the “PRC Subsidiaries”) without any delay by means as permitted by applicable Laws and shall apply for and obtain any and all approvals, including without limitation approvals by the relevant Governmental Authorities of the People’s Republic of China, necessary or desirable for such restructuring. The Company shall provide any information and assistance necessary or required to completing such restructuring.

Section 4.16.   Joint and Several Obligations. Notwithstanding anything to the contrary herein, all obligations of the Company or Best Elite set forth in this Article IV shall be joint and several obligations of the Company and Best Elite.

Section 4.17.   Listing. If any UMC Ordinary Shares are to be issued as a portion of the Share Consideration, UMC shall use commercially reasonable efforts to cause the UMC Ordinary Shares to be issued as part of the Share Consideration to be approved for listing on the Taiwan Stock Exchange.

Section 4.18.   ADS Conversion Program(a) . UMC agrees to amend its Policy for UMC Conversion Sale Program (the “ADS Conversion Program”) prior to the expiry of the one-year period from the Closing Date to increase the number of the aggregate amount of UMC Ordinary Shares that UMC plans to facilitate the sale thereof during a Sale Period (as such term is defined in the ADS Conversion Program) from an amount not exceeding 1.0% of the total outstanding UMC Ordinary Shares as of the relevant Announcement Date (as such term is defined in the ADS Conversion Program) as currently provided in the ADS Conversion Program to 2.0% thereof. UMC further agrees to keep such amended ADS Conversion Program in effect pursuant to the provisions of this Section 4.18, and apply for application with the relevant Government Authorities in the ROC and conduct all other required corporate actions to facilitate sales pursuant to the terms of the ADS Conversion Program in each of the four consecutive quarters immediately following the one-year period from the Closing Date.

Section 4.19.   Minimum Cash Requirement. The Company and its Subsidiaries together shall maintain an amount of cash and cash equivalent no less than US$100 million at the Closing Date including the following: (i) any capital expenditures, (ii) any repayments of indebtednesses by the Company or any of its Subsidiaries, (iii) any payments for professional services rendered to the Company in connection with the transactions contemplated in this Agreement and (iv) any debt of the Company, in each case incurred prior to and as of the Closing Date.

ARTICLE V
CONDITIONS OF MERGER

Section 5.1.   Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) UMC Shareholder Approvals. The UMC Shareholder Approvals shall have been obtained and shall be effective for (i) the adoption of this Agreement, the Merger, (ii) the Share Issuance, if necessary, and (iii) the amendment to UMC’s articles of incorporation, if necessary, sufficient to permit the issuance of the Share Consideration.

(b) Best Elite Shareholder Approvals. The Best Elite Shareholder Approval shall have been obtained no later than May 31, 2009 in accordance with Section 4.3 and shall not have been terminated or expired and UMC shall have received a certificate to such effect signed by an authorized director of Best Elite.

(c) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other Order (whether temporary, preliminary or permanent) issued by any Court or Governmental Authority of competent jurisdiction or other legal restraint or prohibition shall be in effect which prevents the consummation of the Merger on substantially the same terms and conferring on UMC substantially all the right and benefits as contemplated herein, nor shall any proceeding brought by any Governmental Authority, domestic or foreign, seeking any of the foregoing be pending; and there shall not be any Law or Order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger on substantially the same terms and conferring on UMC substantially all the rights and benefits as contemplated herein illegal nor shall any proceeding brought by any Governmental Authority, domestic or foreign, seeking any of the foregoing be pending.

(d) No Governmental Restriction. There shall not be any pending or threatened Litigation or Order asserted by any Governmental Authority (i) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement or seeking to obtain from UMC or any of its Subsidiaries any damages in connection with this Agreement that are material in relation to the Merger Consideration, (ii) seeking to prohibit or limit the ownership, operation or conduct by the Company, UMC, the Surviving Corporation or any of their respective Subsidiaries of any material portion of the business or assets of the Company, UMC, the Surviving Corporation or any of their respective Subsidiaries, to dispose of or hold separate any material portion of the business or assets of the Company, UMC, the Surviving Corporation or any of their respective Subsidiaries, as a result of the Merger or any of the other transactions contemplated by this Agreement, (iii) seeking to impose any material limitations on the ability of UMC to acquire or hold, or exercise full rights of ownership of, any capital shares of the Company, the Surviving Corporation or any of their Subsidiaries, including the right to vote such capital shares on all matters properly presented to the shareholders of the Company or the Surviving Corporation, respectively, (iv) seeking to prohibit UMC or the Surviving Corporation or any of their Subsidiaries from effectively controlling in any material respect the business or operations of the Company or its Subsidiaries or (v) in connection with any Approval by any Governmental Authority in connection with the transactions contemplated by this Agreement, seeking to restrict the general ability of the holders of Best Elite Ordinary Shares, Series A-1 Preferred, Series B Preferred and Series B-1 Preferred taken as a whole to acquire, hold, dispose, vote or otherwise in any way to exercise their rights in regard to any Share Consideration to be received by their respective considerations to be funded from the Merger Consideration.

(e) Deregulation. The consummation of the Merger as contemplated herein shall have become permitted under applicable Laws of the ROC.

(f) PRC Shares. To the extent required by Law and any ROC Approval for the Closing, Best Elite shall have redeemed or canceled, as applicable, all of PRC Shares in accordance with Section 4.4 and UMC shall have received a certificate to such effect signed by an authorized director of Best Elite.

(g) Direct Holding of PRC Subsidiaries. To the extent required by Law and any ROC Approval for the Closing and upon the request of UMC, the Company shall have duly become a direct legal owner of all equity interest in the PRC Subsidiaries and shall have obtained any and all approvals, including without limitation approvals by the relevant Governmental Authorities of the People’s Republic of China, relating to such restructuring in accordance with Section 4.15, and UMC shall have received a certificate to such effect signed by an authorized director of Best Elite.

Section 5.2.   Additional Conditions to Obligations of UMC. The obligations of UMC to effect the Merger are also subject to the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company and Best Elite contained in this Agreement that are set forth in the first sentence of Section 2.1(a) and the first sentence of Section 2.1(b) (Organization and Qualification; Subsidiaries), Section 2.3 (a) and (c) (Capitalization) and Section 2.4 (Authority; Enforceability) shall be true and correct on and as of the Closing Date with the same effect as if made on and as of the Closing Date (other than such representations that are made as of a specified date, which shall be true and correct as of such date), provided however any such representations and warranties with respect to Subsidiaries of the Company shall be qualified by the Knowledge of the director of Best Elite designated by the holders of Series B Preferred (the “Series B Director”) and (ii) the failure of the representations and warranties of the Company and Best Elite contained in this Agreement to be true and correct on and as of the Closing Date with the same effect as if made on and as of the Closing Date, determined in each case and for all purposes without regard to any materiality or Company Material Adverse Effect would not in the aggregate result in a Force Majeure Related Company Material Adverse Effect.

(b) Approvals and Consents. UMC shall have received evidence, in form and substance reasonably satisfactory to it, that (i) all Approvals of Governmental Authorities necessary or desirable in connection with this Agreement and the transactions contemplated hereby, including but not limited to the ROC Approvals, and (ii) all Approvals of Suzhou Industrial Park to the extent required for the Closing, have been in each case obtained without any liability or obligation of the Company or UMC or any of their respective Affiliates or any restriction on their respective businesses or operations, other than those regulatory restrictions that were applicable to the Company on the date of this Agreement, unless UMC has consented thereto in writing in advance.

(c) No Material Adverse Change. There shall not have occurred any Force Majeure Related Company Material Adverse Effect.

Section 5.3.   Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the following conditions:

(a) Representations and Warranties. The representations and warranties of UMC contained in this Agreement that are set forth in the first sentence of Section 3.1(a) (Organization and Qualification; Subsidiaries), Section 3.3 (Capitalization) and Section 3.4 (Authority; Enforceability) shall be true and correct on and as of the Closing Date with the same effect as if made on and as of the Closing Date (other than such representations that are made as of a specified date, which shall be true and correct as of such date) and (ii) the failure of the representations and warranties of UMC contained in this Agreement to be true and correct on and as of the Closing Date with the same effect as if made on and as of the Closing Date, determined in each case and for all purposes without regard to any materiality or UMC Material Adverse Effect would not in the aggregate result in a Force Majeure Related UMC Material Adverse Effect

(b) Approvals and Consents. The Company shall have received evidence, in form and substance reasonably satisfactory to it, that (i) all Approvals of Government Authorities necessary or desirable in connection with this Agreement and the transaction contemplated hereby, including but not limited to the ROC Approvals, and have been in each case obtained without any liability or obligation of the Company or any of its Affiliates or any restriction on its businesses or operations, other than those restrictions that were applicable to the Company on the date of this Agreement, unless the Company has consented thereto in writing in advance and (ii) if any UMC Ordinary Shares are to be issued as a portion of the Share Consideration, all Approvals for the listing of such UMC Ordinary Shares for trading on the Taiwan Stock Exchange.

(c) No Material Adverse Change. There shall not have occurred any Force Majeure Related UMC Material Adverse Effect.

ARTICLE VI
TERMINATION, AMENDMENT AND WAIVER

Section 6.1.   Termination. This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time:

(a) By mutual written consent duly authorized by UMC, Best Elite and the Company;

(b) By any of UMC, Best Elite, the Company or holders representing at least sixty percent (60%) of the issued and outstanding Series B Preferred if the Merger shall not have been consummated on or before December 31, 2009, which shall be automatically extended to March 31, 2010 unless such party delivers prior written notice of at least five (5) Business Days to such other party stating that it does not agree to such extension (such date, the “End Date”);

(c) By any of UMC, Best Elite or the Company, if a Court or Governmental Authority shall have issued an Order or taken any other action, in each case which has become final and non-appealable and which restrains, enjoins or otherwise prohibits the Merger;

(d) By UMC, if there shall have occurred any Force Majeure Related Company Material Adverse Effect;

(e) By UMC, if it is not in material breach of its obligations under this Agreement, and if at any time that any of the representations and warranties of the Company and Best Elite herein become untrue or inaccurate such that Section 5.2(a) would not be satisfied (treating such time as if it were the Effective Time for purposes of this Section 6.1(d)) and such breach (if curable) has not been cured within 30 days after notice to the Company;

(f) By UMC, if the Best Elite Shareholder Approvals are not obtained on or prior to May 31, 2009 in accordance with Section 4.3;

(g) By the Company or Best Elite, if it is not in material breach of its obligations under this Agreement, and if at any time that any of the representations and warranties of UMC herein become untrue or inaccurate such that Section 5.3(a) would not be satisfied (treating such time as if it were the Effective Time for purposes of this Section 6.1(g)) and such breach (if curable) has not been cured within 30 days after notice to UMC;

(h) By the Company, Best Elite or UMC, if the application filed by UMC with the Investment Commission in regard to the consummation of the transactions contemplated herein has not been approved on or prior to December 31, 2009;

(i) By any of Best Elite, the Company or holders representing at least sixty percent (60%) of the issued and outstanding Series B Preferred in the event that an obligation to deduct or withhold any Tax from the Merger Consideration is imposed on UMC or the Surviving Corporation by any Governmental Authority, as evidenced by a written opinion provided to UMC and the Company by an internationally reputable law firm or independent public accounting firm reasonably satisfactory to both UMC and the Company; or

(j) By the Company or Best Elite, if there shall have occurred any Force Majeure Related UMC Material Adverse Effect.

Section 6.2.   Effect of Termination. In the event of the termination of this Agreement pursuant to Section 6.1, this Agreement (other than this Section 6.2 and Sections 4.7(b), 4.10 and 6.3 and Article VIII, which shall survive such termination) will forthwith become void, and there will be no liability on the part of UMC, the Company or Best Elite or any of their respective officers, directors, shareholders or Affiliates to the other and all rights and obligations of any party hereto will cease, except that nothing herein will relieve any party from liability for any willful breach, prior to termination of this Agreement in accordance with its terms, of any representation, warranty, covenant or agreement contained in this Agreement.

Section 6.3.   Fees and Expenses. Each party hereto shall be responsible for fees and expenses incurred by such party in connection with this Agreement and the transactions contemplated hereby.

Section 6.4.   Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time, provided that with respect to the Company and Best Elite, in addition to approval by their respective Boards of Directors, any amendment to this Agreement shall further require the approval of holders representing at least sixty percent (60%) of the issued and outstanding Series B Preferred. This Agreement may not be amended except by an instrument in writing signed by all of the parties hereto.

Section 6.5.   Waiver. At any time prior to the Effective Time, any party hereto may extend the time for the performance of any of the obligations or other acts required hereunder, waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and waive compliance with any of the agreements or conditions contained herein, provided that any such extension or waiver by the Company or Best Elite shall require the approval of holders representing at least sixty percent (60%) of the issued and outstanding Series B Preferred. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby.

Section 6.6.   Consent and Notice. Any consent under the provisions of this Agreement to be granted by the Company or Best Elite or the notice not to extend the End Date to be given by the Company or Best Elite pursuant to Section 6.1(b) shall require the approval of holders representing at least sixty percent (60%) of the issued and outstanding Series B Preferred.

Section 6.7.   Change of Participating Entity. After the date of this Agreement, if there is any increase or decrease in the number of companies in the Merger or any change of participating companies to the Merger, all of the participating companies shall carry out a new procedure or legal actions that have originally been completed toward the Merger.

ARTICLE VII
INDEMNIFICATION

Section 7.1.   Survival. The representations, warranties and covenants of the Company contained herein or in any instrument delivered by the Company and Best Elite to UMC pursuant to this Agreement shall survive until the Closing; provided, however, the following representations and warranties shall survive the Closing indefinitely: the representations and warranties of the Company and Best Elite set forth in the first sentence of Section 2.1(a) and the first sentence of Section 2.1(b) (Organization and Qualification; Subsidiaries), Section 2.3 (a) and (c) (Capitalization) and Section 2.4 (Authority; Enforceability); provided however any such representations and warranties with respect to Subsidiaries of the Company shall be qualified by the Knowledge of the Series B Director; provided, further, the following representations and warranties of the Company and Best Elite set forth in Section 2.16 (Taxes) shall survive the Closing until the date that is sixty (60) days following the expiration of the applicable statute of limitations. Notwithstanding the foregoing, all of the covenants or other agreements of the parties contained in this Agreement that by their terms are to be performed after the Closing shall survive the Closing in accordance with their terms, including Section 4.18 (ADS Conversion Program), unless and to the extent only that non-compliance with such covenants or agreements is waived in writing by the parties entitled to such performance. If written notice of a claim for indemnification has been given in accordance with Section 7.2 at or prior to the expiration of the applicable representations or warranties or covenants, then the relevant representations or warranties shall survive as to such claim, until such claim has been finally resolved.

Section 7.2.   Indemnification.

(a) The Shareholder agrees to indemnify and hold harmless UMC and its Affiliates and each of their respective officers, directors, agents, employees, successors and assigns (hereinafter referred to individually as a “UMC Indemnified Person” and collectively as “UMC Indemnified Persons”) from and against any and all amounts, payments, losses, damages, claims, demands, actions or causes of action, liabilities, costs and expenses, including interest, penalties and reasonable legal fees, arising out of, resulting from or relating to any of the following matters, including liabilities for Taxes (collectively, “Losses”):

(i) any inaccuracy of any of their respective representations and warranties contained in this Agreement that survive the Closing pursuant to Section 7.1; and

(ii) any liability of the Shareholder or any recipient of the Merger Consideration for Taxes as a result of the Merger or the distribution of the Merger Consideration or any Taxes imposed on UMC or the Surviving Corporation as a result of the payment of the Merger Consideration or the distribution of the Merger Consideration.

(b) UMC’s sole remedy under this Agreement and in connection with the transactions contemplated hereby after the Effective Time shall be the indemnification set forth in this Section 7.2 absent fraud, bad faith or criminal activity of the Company or Best Elite occurring prior to the Effective Time.

(c) A claim for indemnification under any subsection of Section 7.2(a) must be made at or prior to the termination of the applicable representations or warranties as set forth in Section 7.1.

Section 7.3.   Notice; Third-Party Claims.

(a) Promptly after receipt (and in any event within 20 days) by a UMC Indemnified Person of notice of the commencement of any third party claim which such UMC Indemnified Person reasonably believes may result in a demand for indemnification against it, such UMC Indemnified Person will, if a claim is to be made against the Shareholder for indemnification hereunder, give notice to the Shareholder of the commencement of such claim, but the failure to notify the Shareholder will not relieve the Shareholder of any liability that they may have to any UMC Indemnified Person, except to the extent that the Shareholder demonstrate that the defense of such action is prejudiced by the UMC Indemnified Person’s failure to give such notice.

(b) If any third-party claim referred to in Section 7.3(a) is brought against a UMC Indemnified Person and it gives notice to the Shareholder of the commencement of such third-party claim, the Shareholder will be entitled to participate in such Action and, to the extent that it wishes (unless the Shareholder is also a party to such Action and the UMC Indemnified Person determines in good faith that joint representation would be inappropriate due to a bona fide conflict of interest), to assume the defense of such Action with counsel reasonably satisfactory to the UMC Indemnified Person and, after notice from the Shareholder to the UMC Indemnified Person of their election to assume the defense of such Action, the Shareholder will not, as long as it reasonably diligently conducts such defense, be liable to the UMC Indemnified Person under this Section 7.3 for any fees of other counsel or any other expenses with respect to the defense of such Action, in each case subsequently incurred by the UMC Indemnified Person in connection with the defense of such Action, other than reasonable costs of investigation. If it is determined that joint representation is inappropriate due to a bona fide conflict of interest, then the Shareholder shall pay all reasonable costs and expenses of one separate counsel for the UMC Indemnified Person. If the Shareholder assumes the defense of an Action, (i) no compromise or settlement of such claims may be effected by the Shareholder without the UMC Indemnified Person’s consent (not to be unreasonably withheld) unless (A) there is no finding or admission of any violation of Law or any violation of the rights of any Person and no effect on any other claims that may be made against the UMC Indemnified Person, and (B) the sole relief provided is monetary damages that are paid in full by the Shareholder; and (ii) the UMC Indemnified Person will have no liability with respect to any compromise or settlement of such claims effected without its consent. If notice is given to the Shareholder of any third party Action and the Shareholder does not, within ten (10) days after the UMC Indemnified Person’s notice is given, give notice to the UMC Indemnified Person of their election to assume the defense of such Action, the Shareholder will be bound by any determination made in such Proceeding or any compromise or settlement effected by the UMC Indemnified Person.

(c) Notwithstanding the foregoing, if a UMC Indemnified Person determines in good faith that there is a reasonable probability that an Action may adversely affect it or its Affiliates other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the UMC Indemnified Person may, by notice to the Shareholder, assume the exclusive right to defend, compromise, or settle such Action, but the Shareholder will not be bound by any determination of a claim so defended or any compromise or settlement effected without their consent (which may not be unreasonably withheld).

Section 7.4.   Adjustment to Purchase Price. The parties agree that any indemnification payments made pursuant to this Agreement shall be treated for Tax purposes as an adjustment to the Merger Consideration, unless otherwise required by applicable Law. Any amounts payable pursuant to this Article VII shall be (a) reduced by any proceeds received from insurance policies, risk sharing pools, or similar arrangements covering the Losses that are the subject to the claim for indemnity and (b) reduced by any proceeds received from third parties, through indemnification, counterclaim or otherwise in compensation for the subject matter of an indemnification claim by such UMC Indemnified Person. If any proceeds, benefits or recoveries are received by a UMC Indemnified Person with respect to any Losses after a UMC Indemnified Person has received an indemnification payment pursuant to this Article VII with respect thereto, and receipt of such proceeds, benefits or recoveries prior to such indemnification payment would have reduced the amount of such indemnification payment if received prior to such payment pursuant to this Section 7.4, then such UMC Indemnified Person shall promptly, but in any event no later than ten (10) Business Days after the receipt of such proceeds, benefits or recoveries, proportionately pay the amount of such proceeds, benefits or recoveries to the Shareholder with such apportionment calculated in accordance with the portion of the Merger Consideration received by each such Shareholder.

ARTICLE VIII
GENERAL PROVISIONS

Section 8.1.   Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by nationally recognized overnight courier or by registered or certified mail, postage prepaid, return receipt requested, or by electronic mail, with a copy thereof to be delivered or sent as provided above or by facsimile or telecopier, as follows:

(a) If to UMC:

United Microelectronics Corp.

No. 3 Li-Hsin Road II, Hsinchu Science Park,

Hsinchu City, Taiwan, Republic of China

Facsimile: +886-2-2700-6990

E-Mail: chitung_liu@umc.com

Attention: Mr. Chitung Liu

With a copy to:

Chen & Lin Attorneys-at-Law

Bank Tower, 4th Floor

205 Tun Hwa North Road

Taipei, Taiwan

Republic of China

Facsimile: +866-2-2514-7510

E-Mail: jenniferwang@chenandlin.com

Attention: Jennifer Wang

(b) If to the Company:

Infoshine Technology Limited

18F, C Tower Central International Trade Centre, 6A

Jianguomenwai Ave., Chao Yang District

Beijing, 100022 China

Facsimile: +86-10-6563-0252

E-Mail: blin@sbaif.com

Attention: Mr. JH Shyu

CC: Mr. Brandon Ho-Ping Lin

With a copy to:

Jacqueline Fu, Esq.

K&L Gates

95 Tun Hwa S. Road, Sec. 2

Taipei 106, Taiwan

Facsimile: +886-2-2325-5838

E-Mail: jacqueline.fu@klgates.com

The above person shall be the service agent of the Company within the territory of the ROC pursuant to paragraph 2 of Article 21 of the ROC Business Merger and Acquisition Act.

(c) If to Best Elite:

Best Elite International Limited

18F, C Tower Central International Trade Centre, 6A

Jianguomenwai Ave., Chao Yang District

Beijing, 100022 China

Facsimile: +86-10-6563-0252

E-Mail: blin@sbaif.com

Attention: Mr. Mr. JH Shyu

CC: Mr. Brandon Ho-Ping Lin

or to such other address as the party to whom notice is to be given may have furnished to the other party in writing in accordance herewith. All such notices or communications shall be deemed to be received (i) in the case of personal delivery, nationally recognized overnight courier or registered or certified mail, on the date of such delivery and (ii) in the case of facsimile or telecopier or electronic mail, upon confirmed receipt.

Section 8.2.   Disclosure Schedules. The Company Disclosure Schedule and the UMC Disclosure Schedule each shall be divided into sections corresponding to the sections and subsections of this Agreement. Disclosure of any fact or item in any section of a party’s Disclosure Schedule (unless expressly referenced with specificity therein) shall not be deemed to be disclosed with respect to such other section unless the applicability of such fact or item thereto is reasonably apparent upon its face.

Section 8.3.   Certain Definitions. For purposes of this Agreement, the term:

(a) “Action” means any claim, action, suit, proceeding, arbitration, mediation or other investigation as to which written notice has been provided to the applicable party.

(b) “Affiliate” means any Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person, including, with respect to the Company, any corporation, partnership, limited liability company or joint venture in which the Company (either alone, or through or together with any other Subsidiary) has, directly or indirectly, an interest of 10% or more.

(c) “Balance Sheet Date” means December 31, 2008.

(d) “Best Elite Ordinary Shares” mean the ordinary shares, par value US$0.0001 per share, of Best Elite.

(e) “Business Day” means any day other than a Saturday, Sunday or day on which banks are permitted to close in the ROC, Hong Kong and the People’s Republic of China.

(f) “Company Disclosure Schedule” means a schedule of even date herewith delivered by the Company to UMC concurrently with the execution of this Agreement, which, among other things, identifies exceptions and other matters with respect to the representations, warranties and covenants of the Company contained in certain specific sections and subsections of this Agreement.

(g) “Company Material Adverse Effect” or “Company Material Adverse Change” means an adverse change, event, development or effect that has had or is reasonably likely to have, individually or in the aggregate, a material adverse effect or impact on (i) the position (financial or otherwise), prospects, assets, liabilities, business or results of operations of the Company and its Subsidiaries taken as a whole, or (ii) the ability of the Company or any Affiliate of the Company to timely perform its obligations under this Agreement or to consummate the Merger or the other transactions or actions contemplated by this Agreement.

(h) “Contract” means any contract, plan, undertaking, understanding, agreement, license, sublicense, consent, lease, note, bond, indenture, permit, franchise, instrument, mortgage or other binding commitment or obligation, whether written or oral.

(i) “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of shares, as trustee or executor, by Contract or credit arrangement or otherwise.

(j) “Court” means any court or arbitration tribunal of the ROC, any domestic state, or any foreign country, and any political subdivision or agency thereof.

(k) “Force Majeure” with respect to a party means an event beyond the control of such party (or any Person acting on its behalf), which by its nature could not have been foreseen by such party (or such Person), or, if it could have been foreseen, was unavoidable, and includes acts of God, storms, floods, riots, fires, sabotage, terrorism, civil commotion or civil unrest, interference by civil or military authorities, acts of war (declared or undeclared) or armed hostilities or other national or international calamity or one or more acts of terrorism or failure of energy sources.

(l) “Force Majeure Related Company Material Adverse Effect” means a Company Material Adverse Effect that is caused by a Force Majeure with respect to the Company.

(m) “Force Majeure Related Material Adverse Effect” means a Force Majeure Related Company Material Adverse Effect or a Force Majeure UMC Material Adverse Effect.

(n) “Force Majeure Related UMC Material Adverse Effect” means a UMC Material Adverse Effect that is caused by a Force Majeure with respect to UMC.

(o) “Governmental Authority” means any governmental agency or authority of the ROC, any domestic state, or any foreign country, and any political subdivision or agency thereof, and includes any authority having governmental or quasi-governmental powers, including any administrative agency or commission.

(p) “Indebtedness” means (i) all indebtedness (whether or not contingent) for borrowed money, (ii) all obligations (contingent or otherwise) for the deferred purchase price of assets, property or services (other than current trade payables incurred in the ordinary course of business), (iii) all obligations evidenced by notes, bonds, debentures or other similar instruments, (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property, (v) all obligations under capital leases, (vi) all obligations, contingent or otherwise, as an account party under acceptance, letter of credit or similar facilities, (vii) all obligations under any currency, interest rate or other hedge agreement or any other hedging arrangement, (viii) all direct or indirect guarantee, support or keep well obligations in respect of obligations of the kind referred to in clauses (i) through (vii) above, and (ix) all obligations of the kind referred to in clauses (i) through (viii) above secured by (or for which the holder of such obligation has an existing right, contingent or otherwise, to be secured by) any Lien on property (including, without limitation, accounts and Contract rights) owned by the Company or its Subsidiaries, whether or not the Company or any Subsidiary has assumed or become liable for the payment of such obligation.

(q) “Intellectual Property” means all ROC and foreign intellectual property, including, without limitation, all (i) trademarks, service marks, trade names, brand names, corporate names, URLs, Internet domain names, slogans, logos, trade dress and other source indicators, together with all goodwill of any business symbolized thereby; (ii) patents, inventions, discoveries, processes, designs, techniques, developments, technology, formulae, know-how and show-how; (iii) copyrights and works of authorship in any media (including Internet site content, Software, advertising and promotional materials) and (iv) trade secrets and other confidential or proprietary information, current and potential customer, client and user lists and data, analyses and research.

(r) “Knowledge” means (i) in the case an individual, actual knowledge of a particular fact or other matter, and (ii) in the case of a Person (other than an individual), such Person will be deemed to have “Knowledge” of a particular fact or other matter if any individual who is serving, or has at any time served, as a director or executive officer of such Person (or in any similar capacity) has, or at any time had, Knowledge (as contemplated by clause (i) of this Section 8.3(r)) of such fact or other matter.

(s) “Law” means all laws, statutes, ordinances, directives, Regulations and similar mandates of any Governmental Authority, including all Orders of Courts having the effect of law in each such jurisdiction.

(t) “Lien” means any mortgage, pledge, security interest, attachment, encumbrance, lien (statutory or otherwise), license, claim, option, conditional sale agreement, right of first refusal, first offer, termination, participation or purchase or charge of any kind (including any agreement to give any of the foregoing); provided, however, that the term “Lien” shall not include (i) statutory liens for Taxes, which are not yet due and payable, (ii) statutory or common law liens to secure landlords, lessors or renters under leases or rental agreements confined to the premises rented, (iii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, old age pension or other social security programs mandated under applicable Laws, (iv) statutory or common law liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens, and (v) restrictions on transfer of securities imposed by applicable state and federal securities Laws.

(u) “Litigation” means any claim, suit, case, action, arbitration, cause of action, complaint, allegation, criminal prosecution, investigation, demand letter, or proceeding, whether at law or at equity, before or by any Court or Governmental Authority, any arbitrator or other tribunal.

(v) “Order” means any judgment, order, award, stipulation, decision, writ, injunction, ruling or decree of, or any settlement under the jurisdiction of, any Court or Governmental Authority.

(w) “Person” means an individual, corporation, partnership, association, trust, unincorporated organization, limited liability company, other entity or group.

(x) “Regulation” means any rule, regulation, policy, promulgation or interpretation of any Governmental Authority having the effect of law.

(y) “ROC Fair Trade Act” means the Fair Trade Act of the ROC promulgated on February 4, 1991, as amended.

(z) “ROC Approvals” means any and all approvals, consents, notifications, permits or licenses issued by applicable Governmental Authority in the ROC required for the consummation of the Merger, including but not limited to the approvals of the Investment Commission of the Ministry of Economic Affairs, the Hsinchu Science Park Administration, the Fair Trade Commission, the Financial Supervisory Commission and the TSEC.

(aa) “Series A-1 Preferred” mean the series A-1 convertible non-cumulative preferred shares, par value US$0.50 per share, of Best Elite.

(bb) “Series B Preferred” mean the series B convertible non-cumulative preferred shares, par value US$0.50 per share, of Best Elite.

(cc) “Series B-1 Preferred” mean the series B-1 convertible non-cumulative preferred shares, par value US$0.50 per share, of Best Elite.

(dd) “Software” means any and all computer programs, software and applications and related algorithms, models and methodologies, source code and object code, flow charts, descriptions and documentation, databases and compilations, including any and all data and collections of data, whether machine readable, on paper or otherwise and all documentation and other works of authorship relating to any of the foregoing.

(ee) “Share Issuance” means the issuance of UMC Ordinary Shares and UMC ADSs to the holder of the Company Capital Share in payment of the Share Consideration upon the terms and conditions of this Agreement.

(ff) “Subsidiary” or “Subsidiaries” of the Company, the Surviving Corporation, UMC or any other Person means any corporation, partnership, joint venture, limited liability company or other legal entity of which the Company, the Surviving Corporation, UMC or such other Person, as the case may be, owns, directly or indirectly, greater than 50% of the shares or other equity interests the holder of which is generally entitled to vote as a general partner or for the election of the board of directors or other governing body of a corporation, partnership, joint venture, limited liability company or other legal entity.

(gg) “Systems” means servers, systems, websites, circuits, networks and other computer and telecom assets and equipment.

(hh) “UMC Disclosure Schedule” means a schedule of even date herewith delivered by UMC concurrently with the execution of this Agreement, which, among other things, identifies exceptions and other matters with respect to the representations, warranties and covenants of UMC contained in certain specific sections and subsections of this Agreement.

(ii) “UMC Material Adverse Effect” or “UMC Material Adverse Change” means an adverse change, event, development or effect that has had or is reasonably likely to have, individually or in the aggregate, a material adverse effect or impact on (i) the position (financial or otherwise), prospects, assets, liabilities, business or results of operations of UMC and its Affiliates taken as a whole, or (ii) the ability of UMC or any Affiliate of UMC to timely perform its obligations under this Agreement or to consummate the Merger or the other transactions or actions contemplated by this Agreement.

Section 8.4.   Interpretation. When a reference is made in this Agreement to Sections, subsections, Schedules or Exhibits, such reference shall be to a Section, subsection, Schedule or Exhibit to this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The word “herein” and similar references mean, except where a specific Section or Article reference is expressly indicated, the entire Agreement rather than any specific Section or Article. Except as otherwise specifically provided herein, the word “material,” when used in reference to any party’s representations, warranties or covenants, shall mean material in relation to such party. The table of contents and the headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.5.   Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 8.6.   Entire Agreement. This Agreement (including all exhibits and schedules hereto) and other documents and instruments delivered in connection herewith constitute the entire agreement and supersedes all prior agreements and undertakings (other than the Confidentiality Agreement), both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof.

Section 8.7.   Assignment. This Agreement shall not be assigned by operation of law or otherwise, except that UMC may assign all or any of their rights hereunder to any Affiliate; provided that no such assignment shall relieve the assigning party of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

Section 8.8.   Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and each of their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person, other than the UMC Indemnified Persons, to the extent set forth in Article VII, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 8.9.   Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive to, and not exclusive of, any rights or remedies otherwise available.

Section 8.10.   Governing Law; Enforcement. This Agreement and the rights and duties of the parties hereunder shall be governed by, and construed in accordance with, the Laws of the ROC. Any dispute, controversy or claim arising out of or relating to this Agreement, or the breach, termination or invalidity thereof, shall be settled by arbitration in accordance with the UNCITRAL Arbitration Rules as at present in force. The appointing authority shall be Hong Kong International Arbitration Centre. The place of arbitration shall be in Hong Kong at Hong Kong International Arbitration Centre, and the English language shall be the only official language of any and all proceedings.

Section 8.11.   Third Party Beneficiaries. The shareholders of Best Elite holding more than fifty percent (50%) of the total outstanding shares of Best Elite on an as-converted and fully diluted basis shall, to the maximum extent permitted under applicable Laws, be entitled to bring claims against UMC to enforce the rights of either the Company or Best Elite hereunder in the event the Company and/or Best Elite, as applicable, does not or is unable to enforce such rights; provided that the shareholders of Best Elite holding more than fifteen percent (15%) of the total outstanding shares of Best Elite on an as-converted and fully diluted basis shall, to the maximum extent permitted under applicable Laws, be entitled to bring claims against UMC to enforce Section 4.18.

Section 8.12.   Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

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IN WITNESS WHEREOF, UMC, the Company and Best Elite have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

UNITED MICROELECTRONICS CORPORATION

By: /s/ Stan Hung

Name: Title:	Stan Hung Chairman

INFOSHINE TECHNOLOGY LIMITED

By: /s/ Jann Hwa Shyu

Name: Title:	Jann Hwa Shyu Authorized Signatory

BEST ELITE INTERNATIONAL LIMITED

By: /s/ Jann Hwa Shyu

Name: Title:	Jann Hwa Shyu Authorized Signatory